Filed Pursuant to 424(b)(3)
Registration No. 333-129537
PROSPECTUS
OXFORD MEDIA, INC.
Up To 3,485,714
COMMON STOCK
___________________

The selling shareholders named in this prospectus are offering up to 3,485,714 shares of common stock offered through this prospectus. We will not receive any proceeds from this offering and have not made any arrangements for the sale of these securities.

	Offering Price	Underwriting Discounts and Commissions	Proceeds to Selling Shareholders
Per Share	$3.00	None	$3.00
Total	$10,457,147	None	$10,457,147

Our common stock is currently traded on the National Association of Securities Dealer’s over-the-counter bulletin board system. The closing price of the stock on February 15, 2006 was $2.26 per share. One of the selling shareholders owns four thousand shares of our preferred stock convertible into 1,600,000 shares of common stock. The number of shares of common stock underlying the four thousand shares of our preferred stock was modified from 1,333,333 to 1,600,000 shares of common stock, but the number of common shares registered and available for sale in this prospectus remains unchanged. This preferred stock carries an 8% dividend that may be convertible into as much as 457,143 shares of common stock based on an annual dividend payable for five (5) years and convertible at a rate of $0.05. The preferred shareholder also had a warrant convertible into 400,000 shares of our common stock at a rate of $0.05 per share. Pursuant to the terms of a modification agreement entered into on January 24, 2006, the exercise price of this warrant was reduced from $3.50 to $0.05 per share. The preferred shareholder has exercised its warrants and is now the owner of the 400,000 shares of our common stock underlying the warrants. Our registration rights agreement with this shareholder requires us to register 150% of the underlying common stock represented by the conversion of the preferred stock, and its potential dividends. In addition, we are required to register 200,000 shares of common stock owned by 12 other shareholders identified in this prospectus.
We are thus registering and offering for sale in this prospectus up to 3,485,714 shares of common stock. See “Summary” section for break down of these shares.

The purchase of the securities offered through this prospectus involves a high degree of risk. See section entitled "Risk Factors" on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The Date of This Prospectus Is: October 31, 2005

You should rely only on the information we have provided or incorporated by reference in this prospectus. We have not authorized any person to provide you with additional or different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover page of this prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the documents incorporated by reference. Our business, financial condition, results of operations and prospectus may have changed since those dates.

Page
Summary	5
Risk Factors	8
Risks Related To Our Financial Condition	8
If we do not obtain additional financing, our business may fail	8
Because we have incurred substantial and recurring losses, our ability to continue as a going concern depends on our obtaining additional financing and eventually profitable operations	8
Because we anticipate our operating expenses will increase, we may never achieve profitability	8
Risks Related To Our Business Model	9
Because we have only recently commenced business operations, we face a high risk of business failure due to our inability to predict the success of our business	9
In the event that we are unable to successfully compete as a provider of private broadband networks and wireless business systems, we may not be able to achieve profitable operations	9
Because our business strategy involves growth through the acquisition of undervalued businesses, our business plan may fail if we are unable to identify and acquire such companies as anticipated, or if these acquisitions are difficult to integrate or disrupt our business operations	10
Because our engagements typically involve complex installations of technical systems, failure to carefully manage projects may result in losses	10
Because we are dependent on certain of our key executive officers, if they were to leave or not perform their job properly, our business would be harmed	11
Because we are dependent on the continuing services of highly trained and experienced technical staff, our failure to attract and retain such individuals would harm our business	11
Because our equipment and software has limited capacity, we run a risk of system failure due to excessive usage or outages due to other events, which would result in significant losses to our business	11
Because our business depends in part on the internet infrastructure, we run the risk of losses due to failure of the internet to support our services	12
If we are unable to protect our proprietary technology, our business could be harmed	12
If our products or services employ technology that infringes the proprietary rights of others, we may be subject to infringement claims, forced to pay high prices to license technology or required to stop selling the infringing product	12
If our third party suppliers fail to provide us with key components and services on a timely basis, our costs could increase and our growth could be hindered	13
Risks Related To Our Industry	13
Because our future growth, in part, depends on increasing customer acceptance of wireless networks, to the extent that customers do not accept our wireless networks in sufficient numbers, our growth will be limited and our business plan may fail	13

Because we are in an industry characterized by rapidly changing technology, if we do not stay current in our product offerings and technology, our results of operation will be negatively affected	13
Because our business is closely connected to the lodging industry, difficulties related to that industry could adversely impact our business and results of operations	14
Risks Related To Legal Uncertainty	14
Because we will be subject to compliance with government regulation which may change, the anticipated costs of our operations may increase	14
Because the laws relating to liability of internet service companies is unsettled and changing, we face uncertainty as to our potential liability or costs related to content carried on the internet and other consumer protection laws which may be passed	14
New securities legislation, including the Sarbanes-Oxley Act of 2002, may increase our cost to remain in compliance with the federal securities regulations make it more costly for us to retain or attract officers and directors.	15
Risks Related To This Offering	16
If the selling shareholders sell a large number of shares all at once or in blocks, the market price of our shares would most likely decline	16
Because we are subject to the “Penny Stock” rules, the level of trading activity in our stock may be reduced.	16
We are required to remain current in our filings with the SEC and our securities will not be eligible for quotation if we are not current in our filings with the SEC.	16
Because our stock price may fluctuate in response to market and other factors, the price of our common stock could be depressed and result in substantial losses for us as well as investors purchasing our shares	17
Forward-Looking Statements	17
Use of Proceeds	17
Determination of Offering Price	18
Dilution	18
Selling Shareholders	18
Plan of Distribution	20
Legal Proceedings	22
Directors, Executive Officers, Promoters and Control Persons	22
Security Ownership of Certain Beneficial Owners and Management	24
Description of Securities	25
Interest of Named Experts and Counsel	28
Disclosure of Commission Position of Indemnification for Securities Act Liabilities	28
Organization Within the Last Five Years	28
Description of Business	29
Management’s Discussion and Analysis of Financial Condition and Results of Operation	32
Description of Property	37
Certain Relationships and Related Transactions	37
Market for Common Equity and Related Stockholder Matters	37
Executive Compensation	40
Financial Statements	F-1
Changes in and Disagreements with Accountants	41
Available Information	41

Summary

Our Business

We operate our business through our two subsidiaries, Oxford Media Corp., a Delaware corporation, and Creative Business Concepts, Inc., a California corporation.

1. Oxford

Oxford provides proprietary hardware and software technology primarily to small to medium sized Multi-Dwelling Units and Hospitality properties for the cost-effective delivery of Video-on-Demand, on a Pay-Per-View basis.

During the first quarter 2006, Oxford intends to deploy a wireless network utilizing a new distribution technology known as WiMax . In brief, the WiMax technology will be placed on the roof tops of Oxford’s existing MDU and Hospitality customers and be used to distribute high definition quality content and broadband Internet access to businesses and consumers in the surrounding areas. In exchanged for subsidizing this deployment, Oxford will share the revenues derived from these services with its cooperating MDU and Hospitality customers.

Oxford has designed its system to support a wide variety of convenient services, including:

1.	Remote wireless high-speed Internet access
2.	Video on Demand or Pay Per View for the home or business
3.	Dedicated broadcast entertainment and event viewing
4.	Direct billing to user’s credit card accounts

Oxford’s wireless network allows customers within a 7-10 mile range of each antenna to access the Internet at speeds 10 to 20 times faster than existing broadband systems. This will allow access to other services such as Video on Demand movies. Movies being delivered on this system are of the highest current quality, ranging from broadcast to high definition. To the consumer it looks as if the content is being delivered over their television set, but in reality the content is distributed through Oxford media servers from the same satellite network utilized to distribute the content to our MDU and Hospitality customers.

Oxford is currently in the process seeking to acquire other digital video on demand and related companies.

2. Creative Business Concepts, Inc.

CBC is a wireless systems provider specializing in WiFi/WiMax, Security, IT Integration, and Telecom. As part of these services, CBC designs and installs specialty communication systems for data, voice, video, and telecom. It determines its clients’ requirements by doing a needs analysis and site audit, and then implements the specialty communication system with the deployment of a fixed Wireless Local Area Network. CBC also maintains, manages, and secures the wireless or installed IT systems of its customers.

CBC currently focuses on the following four major areas that progressive companies are addressing to maximize their Information Technology strength and enhance their performance:

1.	IT Security -- Protecting information from unauthorized access.

2.	IT Integration -- Making certain that IT systems are performing to specifications and working as ordered.

3.	Telecom - Providing carrier neutral tele-management consulting and reselling.

4.	WI-FI and WIMAX -- Point to multipoint wireless networks up to 30 miles.

Our Corporate Structure

We were incorporated in the State of Nevada on October 13, 2003. We currently have two wholly-owned operating subsidiaries, Oxford Media Corp., a Delaware corporation, and Creative Business Concepts, Inc., a California Corporation.

As of February 16, 2006, we had 15,980,386 shares of common stock and 4,000 shares of our 8% convertible preferred stock issued and outstanding. The 4,000 shares of our preferred stock are convertible into 1,600,000 shares of common stock, and carry with them dividend rights which may also be paid in common stock. The number of shares of common stock underlying the four thousand shares of our preferred stock was modified from 1,333,333 to 1,600,000 shares of common stock, but the number of common shares registered and available for sale in this prospectus remains unchanged.

Our principal offices are located at One Technology Drive, Building H, Irvine, California 92618. Our phone number is (949) 341-0050 and our facsimile number is (949) 341-0060.

The Offering

We are filing this registration statement in order to satisfy our obligations to our preferred shareholder under a registration rights agreement. This registration rights agreement requires us to register 150% of the underlying common stock represented by the conversion of our outstanding preferred stock, its potential for stock dividends and the attached warrant held by the preferred shareholder in which we granted registration rights as described in this prospectus. In addition, under this agreement, we are permitted to register 200,000 shares of common stock owned by 12 other shareholders whom we had previously agreed to register. We are thus also registering these shares. Consequently, this registration reflects the following:

Number of Shares Being Registered	Explanation
2,000,000
150% of 1,333,333 shares of our common stock underlying the four thousand shares of our issued preferred stock issued. The number of shares of common stock underlying the four thousand shares of our preferred stock was modified from 1,333,333 to 1,600,000 shares of common stock, but the number of common shares registered and available for sale in this prospectus remains unchanged.

600,000	150% of the 400,000 shares of our common stock underlying the warrant issued, which has been exercised by the holder of the warrant.
685,714	150% of the 457,143 shares of our common stock potentially issuable in the event that the 8% dividend annually payable on the preferred shares for five years are paid each year in common stock
200,000	Common shares held by 12 shareholders that we agreed to register their respective shares and which we are permitted to registered under the registration rights agreement
3,485,714	Total shares being registered

Securities Being Offered	Up to 3,485,714 shares of our common stock.
Offering Price and Alternative Plan of Distribution
The offering price of the common stock being registered will be determined by prevailing market prices at the time of sale or by private transactions negotiated by the selling shareholders. The offering price would thus be determined by market factors and the independent decisions of the selling shareholders.

Minimum Number of Shares To Be Sold in This Offering	None

Securities Issues and to be Issued
15,980,386 shares of our common stock are issued and outstanding as of February 16, 2006. All of the common stock to be sold under this prospectus will be sold by existing shareholders. There will be no increase in our issued and outstanding shares as a result of this offering.

Use of Proceeds	We will not receive any proceeds from the sale of the common stock by the selling shareholders.

Summary Financial Information

Balance Sheet Data	September 30, 2005 (Unaudited).
Cash	$2,722,867
Total Assets	$6,251,172
Liabilities	$3,947,426
Total Stockholder’s Deficiency	$2,303,746

Statement of Loss and Deficit	Nine months ended September 30, 2005 (Unaudited).
Revenue	$4,078,526
Net Loss applicable to common stockholders for the Period	($3,844,730)

Risk Factors

Risks Related To Our Financial Condition

If we do not obtain additional financing, our business may fail

As of September 30, 2005, we had cash in the amount of $2,722,867, largely as a result of the sale of our preferred stock. We are, however, still operating at a net loss and expect to continue with these net losses for an uncertain time period based on our plan of operations and projected growth. For the next year of operations, our current operating funds, including the $4,000,000 raised through the sale of our preferred stock, should be sufficient to cover these net operating losses, as well as providing funds for anticipated operating overheads, professional fees, and regulatory filing fees. Nonetheless, in order for us to expand and acquire other business opportunities as is part of our business plan, we will need to obtain additional financing. We will also require additional financing to sustain our business operations if we are not successful in earning revenues as planned over the coming year. We currently do not have any arrangements for financing and we may not be able to obtain financing when required. Obtaining additional financing would be subject to a number of factors, many of which are undeterminable at this time. These factors may make the timing, amount, terms or conditions of additional financing unavailable to us.

Because we have incurred substantial and recurring losses, our ability to continue as a going concern depends on our obtaining additional financing and eventually profitable operations

We have incurred substantial and recurring losses from operations and negative cash flows from operating activities. We incurred net losses applicable to common stockholders of $3,844,730 for the nine month period ending September 30, 2005. While in September 2005, we obtained funding through the sale of our preferred stock, our future is dependent upon our ability to obtain additional financing and upon future profitable operations from our sales.

Because we anticipate our operating expenses will increase, we may never achieve profitability

If we are unable to alter our pattern of continuing losses, we may exhaust all of our resources and be unable to complete our business plan. Our accumulated deficit will continue to increase as we continue to incur losses. We may not be able to earn profits or continue operations if we are unable to generate significantly greater revenues from our operations to match our anticipated increased costs. There is no history upon which to base any assumption as to the likelihood that we will be successful, and we may not be able to generate sufficient operating revenues to ever achieve profitable operations. If we are unsuccessful in addressing these risks, our business will most likely fail.

Risks Related To Our Business Model

Because we have only recently commenced business operations, we face a high risk of business failure due to our inability to predict the success of our business

We have just begun the initial stages of our modified business plan and operations. As a result, we have no way to evaluate the likelihood that we will be able to operate the business successfully. We were incorporated on October 13, 2003, and only acquired the business operations from the acquisition of our new subsidiaries since June of 2005. Notwithstanding the historic operations of these subsidiaries, we have no predictable basis to assure success in our future business operations.

In addition, we are currently in an expansion mode where we are acquiring new business opportunities that are consistent with and support our planned growth and current operations. This new growth phase is a highly risky time in which we cannot determine with any level of accuracy the potential success of our business. We are thus at a stage of business development when there is a high risk of business failure.

In the event that we are unable to successfully compete as a provider of private broadband networks and wireless business systems, we may not be able to achieve profitable operations

The new market for private broadband networks and wireless business systems is highly competitive. The industry has a multitude of competitors and no small number of competitors dominates the industry with respect to any of the large volume of sales. Our business activities will be focused consolidating a number of other providers as well as generating growth through sales of systems. Many of our competitors have greater financial resources than us. As a result, we may experience difficulty competing with other businesses when attempting to make sales or other acquisitions.

We also operate in the hotel in-room entertainment business, which is highly competitive. If we are unable to compete effectively with large diversified entertainment service providers that have substantially greater resources than we have, our operating margins and market share could be reduced, and the growth of our business inhibited. In particular, we compete directly for customers with a variety of other interactive service providers, including other interactive television service providers, cable television companies, direct broadcast satellite companies, television networks and programmers, Internet service providers and portals, companies offering web sites that provide on-demand movies, rental companies that provide videocassettes and DVDs that can be viewed in properly equipped hotel rooms or on other portable viewing devices and hotels that offer in-room laptops with Internet access or other types of Internet access systems.

In particular, the consolidation of traditional video distributors and the movement of some of the major motion picture studios, who are our suppliers, into the video distribution market have also intensified our competition. Mostly the major motion picture studios target large retailers. If our smaller accounts grow into larger accounts, there is an increasing possibility that major studios may try to sell to these accounts directly and circumvent us. If we are unable to protect our customer base as it grows, we may be forced to change our marketing efforts in the video distribution market to target even smaller accounts. This potential change in marketing strategy coupled with the potential loss of larger accounts may result in a decrease in our revenues and may adversely affect our future business, prospects, financial condition, and results of operations.

Many of these combined entities could have resources far greater than ours. These combined entities may provide bundled packages of programming, delivery and other services that compete directly with the products we offer. Our competitors may also offer services sooner and at more competitive rates than we do. We may need to reduce our prices or license additional programming to remain competitive, and we may be unable to sustain future pricing levels as competition increases. Our failure to achieve or sustain market acceptance of our offered services at desired pricing levels could impair our ability to achieve free cash flow, which would harm our business. Our competitors which have substantially greater financial and other resources than we do may develop a technology that is more cost effective than ours. As a result, our competitors may be in a better position than we are to increase their market share in the lodging industry and could adversely affect our ability to attract and retain customers.

Because our business strategy involves growth through the acquisition of undervalued businesses, our business plan may fail if we are unable to identify and acquire such companies as anticipated, or if these acquisitions are difficult to integrate or disrupt our business operations

A significant part of our growth and anticipated success is expected to come from the acquisition of undervalued companies. This will require us to identify companies that are undervalued and then to successfully negotiate their acquisition at a price and on terms which are advantageous to our growth plan. Although we believe that there are companies available for potential acquisition that are undervalued and might offer attractive business opportunities, we can provide no assurance that we will be able to find a sufficient number of these companies that are willing to be acquired on terms believed to be advantageous to our growth and success. These acquisitions may also create problems for us, including difficulties in assimilating personnel, operations and technologies or products, and disruptions in our business operations that divert management’s attention and affect our ability to develop new products and services. An acquisition may also not generate additional revenue or provide any benefit to our business.

Because our engagements typically involve complex installations of technical systems, failure to carefully manage projects may result in losses

Our client contracts often involve large scale, highly complex projects involving wireless networks and traditional networks and other types of specialty communication systems utilizing leading technology. The quality of our performance on such projects depends in large part upon our ability to manage the relationship with our customers, and to effectively manage the project and deploy appropriate resources, including third-party contractors, and our own personnel, in a timely manner. Any defects or errors or failure to meet clients’ expectations could result in claims for substantial damages against us. Our contracts generally limit our liability for damages that arise from negligent acts, error, mistakes, or omissions in rendering services to our clients. However, we cannot provide any assurance that these contractual provisions will protect us from liability for damages in the event we are sued. In addition, in certain instances, we guarantee customers that we will complete a project by a scheduled date or that the network will achieve certain performance standards. As a result, we often have to make judgments concerning time and labor costs. If the project or network experiences a performance problem, we may not be able to recover the additional costs we will incur, which could exceed revenues realized from a project. Finally, if we miscalculate the resources or time we need to complete a project with capped or fixed fees, our operating results could seriously decline.

Because we are dependent on certain of our key executive officers, if they were to leave or not perform their job properly, our business would be harmed

We are largely dependent on the work and skills provided by J. Richard Shafer, and Herbert Presley in the operation and growth of our company. At this time, we have no employment agreements with any of these key executive officers; nor do we maintain insurance on their lives, or on the lives of any other officers or employees. The loss of any of their services, or the failure of such individuals to perform their job functions in a satisfactory manner, could have a material adverse effect on our business.

Because we are dependent on the continuing services of highly trained and experienced technical staff, our failure to attract and retain such individuals would harm our business

We are in a high tech business which requires the support of individuals with specific training and experience in specialized cutting-edge technology. Our success and business strategy is dependent in large part on our ability to attract and retain such individuals. This can present particular challenges for us because such individuals are in high demand and are often subject to competing employment offers. Our failure to attract and retain such individuals would thus harm our business.

Because our equipment and software has limited capacity, we run a risk of system failure due to excessive usage or outages due to other events, which would result in significant losses to our business

We are largely dependent upon our communications and computer hardware and software. A high volume of traffic or transactions on our servers could exceed our available capacity. If our digital content were to load slowly, this may potentially drive away customers. Based on our experience and the experience of other companies, we can anticipate that we will experience periodic system interruptions in the future. Any system interruptions that result in the unavailability of our service or in reduced customer activity could lead our users to seek out our competitors. In such an event, we might find it difficult and might have to incur additional marketing costs to get our users to return to our system. Our systems are also vulnerable to damage and interruption from earthquakes, fires, floods, power loss, telecommunications failure, break-ins, computer viruses, physical or electronic break-ins, deliberate attempts by third parties to exceed the capacity of our systems and similar events. A substantial interruption in the operability of these systems would significantly harm our business. We do not have any business interruption insurance that would compensate us for any resulting losses we might incur.

Because our business depends in part on the internet infrastructure, we run the risk of losses due to failure of the internet to support our services

Our business model depends, in part, on the internet infrastructure for video transmission. This dependence on the internet infrastructure offers additional risks to our business operations. These problems may include:

1.	Inadequate development of the necessary infrastructure for communication speed, access and server reliability;
2.	Inadequate security to support confidentiality concerns;
3.	Inadequate development of complementary products, such as long haul wireless high-speed modems and high-speed communication lines;
4.	Delays in the development or adoption of new standards and protocols required to handle increased levels of internet activity; and
5.	United States and foreign governmental regulation of the internet.

If we are unable to protect our proprietary technology, our business could be harmed

We rely primarily on a combination of trade secrets, copyright and trademark laws and confidentiality procedures to protect our technology. Despite these precautions, unauthorized third parties may infringe, copy, or reverse engineer portions of our technology. Our competitors may independently develop similar technology that is superior to our technology. Moreover, there is a risk that foreign intellectual property laws will not protect our intellectual property rights to the same extent as United States intellectual property laws. In the absence of significant intellectual property protection, we may be vulnerable to competitors who attempt to copy our products, processes or technology, which could harm our business.

If our products or services employ technology that infringes the proprietary rights of others, we may be subject to infringement claims, forced to pay high prices to license technology or required to stop selling the infringing product

Our business involves the deployment and use of highly technical systems. If these systems infringe upon the intellectual property rights of others, we could be subject to claims of violating the rights of others. In such a case, we may seek to enter into royalty or licensing arrangements for the technology, but there is a risk in these situations that no license will be available or that a license will not be available on reasonable terms, precluding our use of the applicable technology. Alternatively, we may decide to litigate such claims or to design around the technology. These actions could be costly and would divert the efforts and attention of our management and technical personnel. A successful claim of infringement against us or our failure or inability to license infringed or similar technology could result in substantial monetary damages or in our inability to sell our products and services without redeveloping them. As a result, any infringement claims by third parties or claims for indemnification by customers resulting from infringement claims, whether or not proven to be true, may harm our business and prospects.

If our third party suppliers fail to provide us with key components and services on a timely basis, our costs could increase and our growth could be hindered

We currently rely on third parties to supply key components and services, which are available only from a limited number of suppliers, for the manufacture and assembly of our delivery and interactive systems. We may, in the future, be unable to obtain such components and services on the scale and within the time frames required by us on terms we find acceptable, or at all. If we are unable to obtain, or if we experience a delay in the delivery of, such components or services, we may be forced to incur significant unanticipated costs to secure alternative third party suppliers or adjust our operations. Additionally, certain electronic component parts used within our systems can be subject to temporary shortages because of general economic conditions. The occurrence of any of these events could increase our costs, hinder our growth and adversely affect our business and prospects.

Risks Related To Our Industry

Because our future growth, in part, depends on increasing customer acceptance of wireless networks, to the extent that customers do not accept our wireless networks in sufficient numbers, our growth will be limited and our business plan may fail

A significant amount of our revenues are currently derived from the installation of computer networks, security evaluations and management contracts. We believe that improving wireless technology will eventually make wireless systems an acceptable alternative to many of our potential customers. We have begun to enter the wireless marketplace and believe this technology could lead to future growth for our company. The wireless industry has experienced a dramatic rate of growth both in the United States and internationally; however, if this technology does not meet consumer needs or expectations of quality or cost or consumers simply choose not to allocate capital to the implementation of wireless systems, our anticipated growth would slow down and our results of operation would decline.

Because we are in an industry characterized by rapidly changing technology, if we do not stay current in our product offerings and technology, our results of operation will be negatively affected

The television-based interactive services industry has been, and is likely to continue to be, subject to rapid and significant technological change, including continuing developments in technology that do not presently have widely accepted standards, in addition to frequent introductions of new services and alternative technologies, including new technologies for providing music and providing and displaying video services and Internet content. We expect that new technologies will emerge that may be superior to, or may not be compatible with, some of our current technologies, which may require us to make significant capital expenditures to remain competitive. In particular, we may have to incur capital expenditures to support digital or high definition television platforms in our hotel properties. Many of our competitors, including cable and Internet service providers, may have greater financial and technical resources to adapt to and capitalize on any such technological changes more effectively than we can. Our future success will depend, in part, on our ability to anticipate and adapt to technological changes and to offer, on a timely basis, services that meet customer demands and evolving industry standards. In part, we rely on third parties for the development of, and access to, communications and network technology. As a result, we may be unable to obtain access to new technology on a timely basis or on satisfactory terms. If we fail to adapt successfully to any technological change or obsolescence, or fail to obtain access to important technologies, our business, prospects, results of operations and financial condition would suffer a material adverse effect.

The introduction of new or improved technology could also result in material changes in the economics, regulations, intellectual property usage, and technical platforms on which our business relies. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the television-based interactive services business. Increased competition may adversely affect the scale, source, and volatility of our revenue streams, cost structures and cash flow, and may require us to significantly change our operations.

Because our business is closely connected to the lodging industry, difficulties related to that industry could adversely impact our business and results of operations

Our results are closely connected to the performance of the lodging industry as our major customers. In the lodging industry occupancy rates may fluctuate as a result of various factors. Reduction in hotel occupancy resulting from business, economic, or other events, such as significant international crises, acts of terrorism, war or public health issues, could adversely impact our business, financial condition and results of operations. The overall travel industry can be, and has been in the past, adversely affected by weaker general economic climates, geopolitical instability and concerns about public health. Any future terrorist attack or threat of an attack is also likely to adversely affect the travel industry, including lodging occupancy rates. Any reduction in occupancy rates, particularly if extended over a long period of time, will reduce our revenue opportunities, which would have an adverse impact on our financial condition and results of operations.

Risks Related To Legal Uncertainty

Because we will be subject to compliance with government regulation which may change, the anticipated costs of our operations may increase

There are several governmental regulations that materially restrict the operations of private broadband networks and wireless business systems. As we carry out our business plan, we may be required to obtain permits, post bonds and perform other tasks due to government regulation.

In specific, we may be classified as a multi-channel video programming distributor, and thus may be subject to various provisions of the Communications Act of 1934, as amended by the Cable Communications Policy Act of 1984, the Cable Television Consumer Protection and Competition Act of 1992 and the Telecommunications Act of 1996, and the regulations promulgated under those acts. In addition, the Internet-based services offered by us may be affected by various laws and governmental regulations. While there are currently few laws or regulations directly applicable to access to or commerce on commercial online services, new laws and regulations are under debate by federal and local lawmakers and may be adopted. The adoption of such laws or regulations in the future may slow the growth of commercial online services and the Internet, which may cause a decline for our Internet-based services and products or have other adverse effects on our business. In addition, any legislative or regulatory changes restricting content that may be delivered over our systems, particularly mature content, could significantly reduce our revenue and operating income. Federal, state, local and foreign laws and regulations are, or may be, the subject of a variety of judicial, administrative and legislative hearings and proceedings that could change, in varying degrees, the regulatory classification applicable to us and the manner in which we are regulated. We cannot predict the outcome of these proceedings or their impact on our operations at this time.

Because the laws relating to liability of internet service companies is unsettled and changing, we face uncertainty as to our potential liability or costs related to content carried on the internet and other consumer protection laws which may be passed

The law relating to the liability of Internet service companies for information carried on or disseminated through their services is currently unsettled. It is possible that claims could be made against Internet service companies under both U.S. and foreign law for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their services. Furthermore, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business over the Internet. The adoption of any additional laws or regulations could increase our cost of doing business or otherwise harm our business

New securities legislation, including the Sarbanes-Oxley Act of 2002, may increase our cost to remain in compliance with the federal securities regulations make it more costly for us to retain or attract officers and directors

The Sarbanes-Oxley Act of 2002 was enacted in response to public concerns regarding corporate accountability in connection with recent accounting scandals. The stated goals of the Sarbanes-Oxley Act is to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies, and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. The Sarbanes-Oxley Act generally applies to all companies that file or are required to file periodic reports with the SEC, under the Securities Exchange Act of 1934. Upon becoming a public company, we became subject to these rules and it is now more costly to remain in compliance with the federal securities regulations than it was as a private non-reporting company. Additionally, we may be unable to attract and retain qualified officers, directors and members of board committees required to provide for our effective management as a result of Sarbanes-Oxley Act of 2002. The enactment of the Sarbanes-Oxley Act of 2002 has resulted in a recent series of rules and regulations by the SEC that increase responsibilities and liabilities of directors and executive officers. The perceived increased personal risk associated with these recent changes may make it more costly or deter qualified individuals from accepting these roles. Significant costs incurred as a result of becoming a public company could divert the use of finances from our operations resulting in our inability to achieve profitability.

Risks Related To This Offering

If the selling shareholders sell a large number of shares all at once or in blocks, the market price of our shares would most likely decline

The selling shareholders are offering up to 3,485,714 shares of our common stock through this prospectus. Our common stock is presently traded on the Over the Counter Bulletin Board market system. Shares sold at a price below the current market price at which the common stock is trading will cause that market price to decline. Moreover, the offer or sale of a large number of shares at any price may cause the market price to fall. The shares of common stock covered by this prospectus represent approximately 20% of the shares of common stock outstanding as of the date of this prospectus.

Because we are subject to the “Penny Stock” rules, the level of trading activity in our stock may be reduced

Broker-dealer practices in connection with transactions in "penny stocks" are regulated by penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on some national securities exchanges or quoted on NASDAQ). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, broker-dealers who sell these securities to persons other than established customers and "accredited investors" must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. Consequently, these requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security subject to the penny stock rules, and investors in our common stock may find it difficult to sell their shares.

We are required to remain current in our filings with the SEC and our securities will not be eligible for quotation if we are not current in our filings with the SEC

As our shares are quoted on the over-the-counter bulletin board, we are required to remain current in our filings with the SEC in order for shares of our common stock to be eligible for quotation. In the event that we become delinquent in our required filings with the SEC, quotation of our common stock will be terminated following a limited grace period if we do not make our required filing during that time. If our shares are not eligible for quotation on the over-the-counter bulletin board, investors in our common stock will find it more difficult to sell their shares.

Because our stock price may fluctuate in response to market and other factors, the price of our common stock could be depressed and result in substantial losses for us as well as investors purchasing our shares

The market price for our common stock has been and may continue to be volatile and subject to price and volume fluctuations in response to market and other factors, including the following, some of which are beyond our control:

1.	variations in our quarterly operating results from our expectations or the expectations of securities analysts or investors;
2.	downward revisions in our estimates or securities analysts’ estimates or changes in general market conditions;
3.	announcements of technological innovations or new products or services by us or our competitors;
4.	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
5.	additions or departures of key personnel;
6.	investor perception of our industry or our prospects;
7.	insider selling or buying;
8.	reduction in the trading volume of our common stock;
9.	regulatory developments affecting our industry; and
10.	general technological or economic trends.

In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. If we became involved in securities class action litigation in the future, it could result in substantial costs and diversion of our management’s time, attention and resources and could harm our stock price, business, prospects, results of operations and financial condition.

Forward-Looking Statements

This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as anticipate, believe, plan, expect, future, intend and similar expressions to identify such forward-looking statements. The actual results could differ materially from our forward-looking statements. Our actual results are most likely to differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in this Risk Factors section and elsewhere in this prospectus.

Use of Proceeds

We will not receive any proceeds from the sale of the common stock offered through this prospectus by the selling shareholders.

Determination of Offering Price

The offering price of the common stock will not be determined by us, but by prevailing market prices at the time of sale or by private transactions negotiated by the selling shareholders. The offering price would thus be determined by market factors and the independent decisions of the selling shareholders.

Dilution

Two hundred thousand shares of the common stock to be sold by the selling shareholders in this offering are common shares which are currently issued and outstanding. Accordingly, there will be no dilution to our existing shareholders upon the sale of these shares.

However, the conversion of the preferred stock into common stock, the issuance of annual dividends on the preferred stock in the form of common stock and the exercise of the warrants, would have the effect of diluting the interest of the existing shareholders.

Selling Shareholders

The selling shareholders named in this prospectus are offering all of the 3,485,714 shares of common stock offered through this prospectus. The shares include the following:

Number of Shares being registered	Explanation
2,000,000
150% of 1,333,333 shares of our common stock underlying the four thousand shares of our issued preferred stock acquired from us in an offering that was exempt from registration under Rule 506 of Regulation D of the Securities Act of 1933 and completed on September 23, 2004. The number of shares of common stock underlying the four thousand shares of our preferred stock was modified from 1,333,333 to 1,600,000 shares of common stock, but the number of common shares registered and available for sale in this prospectus remains unchanged.

600,000
150% of the 400,000 shares of our common stock underlying the warrant acquired from us in an offering that was exempt from registration under Rule 506 of Regulation D of the Securities Act of 1933 and completed on September 23, 2004. The holder of the warrant has exercised the warrant and is now the owner of the 400,000 shares of our common stock underlying the warrant.

685,714
150% of the 457,143 shares of our common stock potentially issuable in the event that the 8% dividend annually payable on the preferred shares for five years are paid each year in the form of common stock, acquired from us in an offering that was exempt from registration under Rule 506 of Regulation D of the Securities Act of 1933 and completed on September 23, 2004.

200,000
Common shares held by 12 shareholders to be registered under the registration rights agreement. These shares were acquired from us in an offering that was exempt from registration under Rule 506 of Regulation D of the Securities Act of 1933 and completed during the first quarter of 2005.

3,485,714	Total shares being registered

We are filing this registration statement in order to satisfy our obligations: (i) to a selling shareholder under a registration rights agreement; and, (ii) to all others based upon an obligation to register their respective shares.

The following table provides information regarding the beneficial ownership of our common stock held by each of the selling shareholders as of February 16, 2006 including:

1.	the number of shares owned by each prior to this offering;
2.	the total number of shares that are to be offered by each;
3.	the total number of shares that will be owned by each upon completion of the offering;
4.	the percentage owned by each upon completion of the offering; and
5.	the identity of the beneficial holder of any entity that owns the shares.

The named party beneficially owns and has sole voting and investment power over all shares or rights to the shares, unless otherwise shown in the table. The numbers in this table assume that none of the selling shareholders sells shares of common stock not being offered in this prospectus or purchases additional shares of common stock, and assumes that all shares offered are sold.

Name of Selling Shareholder	Shares Owned Prior to this Offering	Total Number of Shares to be Offered for Selling Shareholder Account	Total Shares to be Owned Upon Completion of this Offering	Percent Owned Upon Completion of this Offering

Palisades Master Fund LP* Harbor House Waterfront Drive P.O Box 972 Road Town, Tortola British Virgin Islands	3,285,714	3,285,714	Nil	Nil
Kenneth G. Bornstein 305 South Sepulveda Blvd. Manhattan Beach, CA 90266	20,000	20,000	Nil	Nil
Kevin Cook 15 Burlingame Lane Aliso Viejo, CA 92625	6,250	6,250	Nil	Nil
Kevin Kaufman 17 Prescott Aliso Viejo, CA 92656	6,250	6,250	Nil	Nil
David Williams 132 Industrial Newport Beach, CA 92660	25,000	25,000	Nil	Nil
Ronald Bornstein 11 Cranwell Aliso Viejo, CA 92656	15,000	10,000	5,000	>0.1%
Natural Venture Corp c/o IGRA, Attn: Mme. Sauss 57 Rue du Rhone Case Postale 3473 1211 Geneve 3 Switzerland. Beneficial Holder: Harmodio Herrera	20,000	20,000	Nil	Nil
Timothy Clark Smith 12 Via Oviendo San Clemente, CA 92673	12,500	12,500	Nil	Nil
John M. Seed & Veronica C. Seed P.O. Box 85 Gualala, CA 94445-0085	12,500	12,500	Nil	Nil
Wade Cowert 6397 Miramount Drive, #102 Orlando, FL 32835	25,000	25,000	Nil	Nil
Robert Bellano 158 South Anita Ave Los Angeles, CA 90049	12,500	12,500	Nil	Nil
Robert Baker 5 Old Stable Way Colts Neck, NJ 07722	60,000	37,500	22,500	>0.1%
Donna Brantman 1221 West Coast Hwy #303 Newport Beach, CA 92663	12,500	12,500	Nil	Nil
•	Includes 150% of common shares issuable upon the conversion of preferred stock, the issuance of dividends on the preferred stock and the exercise of a warrant.

None of the selling shareholders;
(1)	has had a material relationship with us other than as a shareholder at any time within the past three years, or;
(2)	has been one of our officers or directors.

1.	Donna Brantman is the mother of our executive vice president, J. Richard Shafer.
2.	Ken and Ron Bornstein are brothers.

Plan of Distribution

Each selling shareholder of our common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling shareholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders, or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser, in amounts to be negotiated. Each selling shareholder does not expect these commissions and a discount relating to his or her sales of shares to exceed what is customary in the types of transactions involved.

In connection with the sale of our common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus, as supplemented or amended to reflect such transaction.

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be underwriters within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling shareholder has informed us that he or she does not have any agreement or understanding, directly or indirectly, with any person to distribute their common stock.

We are required to pay certain fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling shareholders may be deemed to be underwriters within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling shareholder has advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling shareholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

Legal Proceedings

We are not currently a party to any material legal proceeding.

Our agent for service of process in Nevada is Cane Clark LLP, 3273 E. Warm Springs Rd., Las Vegas, Nevada 89120.

Directors, Executive Officers, Promoters and Control Persons

Our executive officers and directors and their respective ages as of February 16, 2006 are as follows:

Current Executive Officers and Directors:

Name	Age	Position with Registrant
Lewis Jaffe	49	President, Chief Executive Officer, Director
Thomas Hemingway	49	Chairman of the Board
David Parker	53	Chief Operating Officer, Vice Chairman of the Board
David Noyes	63	Chief Financial Officer, Secretary
Herbert Presley	45	Executive Vice President
J. Richard Shafer	50	Executive Vice President

Set forth below is a brief description of the background and business experience of each of our directors and executive officers for the past five years.

Lewis Jaffe - President, Chief Executive Officer, and Director. Mr. Jaffe became our President and Chief Executive Officer, and was appointed to our Board, February 15, 2006. Mr. Jaffe, 49, brings to Oxford Media more than 20 years of executive management experience having led or engineered the growth or successful turnarounds of more than 20 under-performing companies in a variety of industries with market capitalizations ranging from $50 million to over $1 Billion.  He currently is a member of the Board of Directors of Benihana, Inc.  (NASDAQ: BNHN), the nation's largest chain of Japanese teppanyaki and sushi theme restaurants, where he serves on the audit and corporate governance committees and is involved with the Company’s strategic planning process.

Most recently, Mr. Jaffe served as President of Verso Technologies (NASDAQ: VRSO), a leading provider of telecommunications hardware and software enabling the delivery of VoIP and other applications for carriers and service providers around the world. In 2002, Mr. Jaffe served in an interim position as President and Vice-Chairman at WireOne Technologies (NASDAQ: WONE) where he was responsible for developing the strategy to drive the company to profitability by marketing the industries first dedicated video over IP network, sold as a subscription service.  In 2000, Mr. Jaffe was appointed President and Chief Operating Officer of PictureTel Corporation, a NASDAQ-listed Videoconferencing Company based in Massachusetts with annual revenues exceeding $500 million.  After being recruited by the Company’s board to formulate and execute a turnaround and growth plan, he introduced new technology to the marketplace, streamlined business processes, improved customer relations and cut costs, and ultimately increasing market share and margins resulting in returning the company to profitability.  He successfully engineered the sale of PictureTel to Polycom (NASDAQ: PLCM) in October 2001 for approximately $360 million, resulting in an increase of shareholder value by more than 250 percent during his tenure.

Previously, he was a Managing Director for Arthur Andersen’s New England Global Corporate Finance practice based in Boston.  While at Andersen, he and his team participated in eighteen engagements, working with a range of companies in multiple industries including; Telecommunications, Semiconductors, Retail, Manufacturing and Healthcare.  Each engagement resulted in a successful outcome for his clients.

Mr. Jaffe has been a guest on a number of business shows such as CNBC, MSNBC and ABC, and has been quoted in a variety of business and trade publications including Forbes Magazine, The Wall Street Journal, the New York Times, Business Week and the Boston Globe.  Mr. Jaffe is a graduate of LaSalle University, and the Executive MBA Program (EPSC) at Stanford University’s Graduate School of Business.

Thomas Hemingway - Chairman of the Board. Mr. Hemingway served as our President and CEO from June 29, 2005 until stepping down to become Chairman of the Board on February 16, 2006. Mr. Hemingway has served on our Board since July 25, 2005.  Since October 1, 1999 to August 2004, Mr. Hemingway was Chief Executive Officer and Chairman of the Board of Oxford Media Corp., our wholly owned subsidiary.  From August 5, 1998 through 2004, Mr. Hemingway became the Chief Executive Officer and Chairman of the Board of Esynch Corporation pursuant to the Agreement and Plan of Share Exchange among, Intermark Corporation, and Intermark’s security holders. Prior to this time, Mr. Hemingway also served as Chief Executive Officer and in other senior management positions at Intermark, a software publishing, sales and marketing.

David Parker - Vice Chairman of the Board, COO. Mr. Parker became our COO and Chairman of our Board of Directors on September 7, 2005. He became Vice Chairman of the Board on February 16, 2006. Mr. Parker is also currently Chairman of the Board of SRS Insurance Services, Inc., a boutique banking and insurance firm he co-founded in 1983, which specializes in domestic and cross-border asset backed securitization and structured finance transactions. He also serves as Chairman of the board of Moneyline Lending Services, a California-based bank fulfillment company, since 1998 as well as general partner of SRS Capital Partners, a private investment partnership that invests in privately held, emerging and/or established commercial enterprises and private real estate ventures, since before 2000. Moneyline and SRS Insurance Services are also our clients. The principals of SRS Capital Partners are also significant shareholders of ours. These other positions take only a limited amount of Mr. Parker’s time and thus are not expected to affect his service to us. Mr. Parker received his BS degree in banking and finance from Brigham Young University in 1974.

David Noyes - Chief Financial Officer, Secretary. Mr. Noyes became our Chief Financial Officer on June 29, 2005, and our Secretary on October 31, 2005. He became the CFO of our wholly owned subsidiaries, Oxford Media Corp. and Creative Business Concepts, Inc. in August 2004. Mr. Noyes is also currently Managing Director of Monarch Capital Resources, LLC, a business-consulting firm. In addition, he was Chief Financial Officer of Interchange Corporation from January 2001 through January 2003 and Mergence Corporation from September 1999 through November 2000. Prior to this, Mr. Noyes, was also a Chief Executive Officer and Chief Financial Officer and Director of American Furnishings Corp. and California Mattress; President, Chief Financial Officer and Director of California Software Products, Inc. and Director and Chief Financial Officer of Griswold Industries. Mr. Noyes is a Certified Public Accountant. Mr. Noyes is a Certified Public Accountant with a MBA and a BS from UCLA.

J. Richard Shafer - Executive Vice President. Mr. Shafer became our executive Vice President in August, 2005. Mr. Shafer also serves us as the President and Chief Executive Officer and on the board of directors of our wholly owned subsidiary Creative Business Concepts, Inc. which he founded and has led since its formation in 1986. Mr. Shafer was originally appointed regional director for Micro Computer Accessories and served in that position from 1983-1986. Mr. Shafer graduated from Ohio State University with a BS in Administration in 1978.

Herbert L. Presley- Executive Vice President. Mr. Presley became our executive Vice President in August, 2005. Mr. Presley has also served us, since August 2004, as the President and Chief Executive Officer and on the board of directors of our wholly owned subsidiary Oxford Media Corp. Previously from 2001 - August of 2004 he was President of Digital Interactive Streams Inc., Jacksonville, FL. Digital is a technology company that develops radical digital video technologies for media centers.  From 1999 - 2001 he was Managing Director of Diligence Technology Consulting LLC, Jacksonville, Florida. Diligence Technology was created and formed to provide investors and fortune 1000 companies with consultants to evaluate new technologies or technology opportunities and provide strategic marketing, technical, and advisory services for the telecommunications industry.

Term of Office

Our Directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

Significant Employees

We are largely dependent on the work and skills provided by J. Richard Shafer and Herbert Presley in the operation and growth of our company. At this time, we have no employment agreements with any of these key executive officers; nor do we maintain insurance on their lives, or on the lives of any other officers or employees. The loss of any of their services could have a material adverse effect on our business.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of our shares of common stock on February 16, 2006, by: (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock; (ii) each of our current and proposed directors; (iii) each of our executive officers; and (iv) all current and proposed directors and executive officers as a group. Each person named in the table, has sole voting and investment power with respect to all shares shown as beneficially owned by such person.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class(1)
Common Stock	Thomas Hemingway One Technology Drive Building H, Irvine, California 92618 CEO; Director	1,175,000 (2)	7.35%
Common Stock	David Parker One Technology Drive Building H, Irvine, California 92618 COO; Chairman	1,100,000 (3)	6.88%
Common Stock	David Noyes One Technology Drive Building H, Irvine, California 92618 CFO; Secretary	1,000,000	6.26%
Common Stock	Herbert Presley One Technology Drive Building H, Irvine, California 92618 Executive VP	1,000.000	6.26%
Common Stock	J. Richard Shafer One Technology Drive Building H, Irvine, California 92618 Executive VP	1,500,000 (4)	9.39%
Common Stock	All executive officers and directors as a group (see above)	5,775,000(5)	36.14%

1.	Based on 15,980,386 shares outstanding as of February 16, 2006.
2.
Includes 125,000 shares held in under the name of Redwood Investment Group, LLC, a company controlled by Mr. Hemingway and 50,000 shares held in trust for which Mr. Hemingway has distribution authority.

3.
Includes 725,000 shares held Kilravock Holdings, Inc., a Nevada corporation, owned and controlled by Mr. Parker’s wife and children, and 100,000 shares held in trust for which Mr. Parker has distribution authority.

4.	Includes 100,000 shares held in trust for which Mr. Shafer has distribution authority.
5.	Includes 250,000 shares held in trust.

The persons named above have full voting and investment power with respect to the shares indicated. Under the rules of the Securities and Exchange Commission, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as options or warrants to purchase our common stock.

Description of Securities

Our authorized capital stock consists of 100,000,000 shares of common stock, with a par value of $0.001 per share, and 1,000,000 shares of preferred stock, with a par value of $0.001 per share. As of February 16, 2006, there were 15,980,386 shares of our common stock issued and outstanding. Our shares are held by one hundred and eight (108) stockholders of record. We have also issued 4,000 shares of convertible preferred stock.

Common Stock

Our common stock is entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of our common stock will possess all voting power. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of our common stock that are present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock. Two holders of our common stock, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Articles of Incorporation. Our Articles of Incorporation do not provide for cumulative voting in the election of directors.

Subject to any preferential rights of any outstanding series of preferred stock created by our board of directors from time to time, the holders of shares of our common stock will be entitled to such cash dividends as may be declared from time to time by our board of directors from funds available therefore.

Subject to any preferential rights of any outstanding series of preferred stock created from time to time by our board of directors, upon liquidation, dissolution or winding up, the holders of shares of our common stock will be entitled to receive pro rata all assets available for distribution to such holders.

In the event of any merger or consolidation with or into another company in connection with which shares of our common stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of our common stock will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash).

Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

Preferred Stock

Our board of directors is authorized by our articles of incorporation to divide the authorized shares of our preferred stock into one or more series, each of which must be so designated as to distinguish the shares of each series of preferred stock from the shares of all other series and classes. Our board of directors is authorized, within any limitations prescribed by law and our articles of incorporation, to fix and determine the designations, rights, qualifications, preferences, limitations and terms of the shares of any series of preferred stock including, but not limited to, the following:

1.	The number of shares constituting that series and the distinctive designation of that series, which may be by distinguishing number, letter or title;

2.
The dividend rate on the shares of that series, whether dividends will be cumulative, and if so, from which date(s), and the relative rights of priority, if any, of payment of dividends on shares of that series;

3.	Whether that series will have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

4.
Whether that series will have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors determines;

5.
Whether or not the shares of that series will be redeemable, and, if so, the terms and conditions of such redemption, including the date or date upon or after which they are redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

6.	Whether that series will have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

7.
The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority, if any, of payment of shares of that series;

8.	Any other relative rights, preferences and limitations of that series.

We designated a new series of convertible preferred stock, Series A Preferred Stock, on September 22, 2005. The Series A Preferred Stock has a stated value of $1,000 per share and a liquidation value of $1,000 per share, plus any accrued but unpaid dividends. This Series A Preferred Stock also carries an 8% cumulative dividend payable quarterly. The Series A Preferred Stock is convertible into 1,600,000 shares of our common stock. The number of shares of common stock underlying the four thousand shares of our preferred stock was modified from 1,333,333 to 1,600,000 shares of common stock.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future, except as we are required to do so as part of our obligations to the preferred stock holder.

Share Purchase Warrants

We have issued warrants to purchase up to 1,017,500 shares of our common stock at between $1.00 and $8.00 per share, exercisable from zero to five years.

Options

We have issued options to purchase 320,000 common shares to certain employees at a strike price of $2.00 per share. These are the only employee options to purchase shares of our common stock currently outstanding.

Convertible Securities

Our 1,000 outstanding shares of preferred stock and their 8% dividends are convertible into 1,600,000 shares of our common stock. The number of shares of common stock underlying the four thousand shares of our preferred stock was modified from 1,333,333 to 1,600,000 shares of common stock. We also have $1,645,000 of convertible notes issued and outstanding, of which $1,470,000 are convertible into our common stock at a strike price of $2 per share, and $175,000 are convertible into our common stock at a strike price of $1 per share.

Nevada Anti-Takeover Laws

Nevada Revised Statutes sections 78.378 to 78.379 provide state regulation over the acquisition of a controlling interest in certain Nevada corporations unless the articles of incorporation or bylaws of the corporation provide that the provisions of these sections do not apply. Our articles of incorporation and bylaws do not state that these provisions do not apply. The statute creates a number of restrictions on the ability of a person or entity to acquire control of a Nevada company by setting down certain rules of conduct and voting restrictions in any acquisition attempt, among other things. The statute is limited to corporations that are organized in the state of Nevada and that have 200 or more stockholders, at least 100 of whom are stockholders of record and residents of the State of Nevada; and does business in the State of Nevada directly or through an affiliated corporation. Because of these conditions, the statute currently does not apply to our company.

Interests of Named Experts and Counsel

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

Cane Clark LLP, our independent legal counsel, has provided an opinion on the validity of our common stock.

The consolidated balance sheets of Oxford Media, Inc. and subsidiaries as of December 31, 2004 and 2003 and the consolidated statements of operations, stockholders’ deficiency and cash flows for the years then ended, and the balance sheets of Oxford Media Corp. as of December 31, 2004 and 2003 and the statements of operations, stockholders’ equity (deficit) and cash flows for the years then ended, included in the registration on Form SB-2/A, of which this prospectus forms a part, have been included herein in reliance on the reports of Hansen, Barnett & Maxwell, an independent registered public accounting firm, given on the authority of that firm as experts in auditing and accounting.

Disclosure of Commission Position of Indemnification for Securities Act Liabilities

Our articles of incorporation provide that we will indemnify an officer, director, or former officer or director, to the full extent permitted by law. We have been advised that in the opinion of the Securities and Exchange Commission indemnification for liabilities arising under the Securities Act of 1933 is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court's decision.

Organization within the Last Five Years

We were incorporated on October 13, 2003 under the laws of the state of Nevada. Our wholly owned subsidiary Oxford Media Corp. was incorporated on September 30, 1999 under the laws of the state of Delaware. Our wholly owned subsidiary Creative Business Concepts, Inc. was incorporated on March 24, 1989 under the laws of the state of California.

Description of Business

Our Business

We operate our business through our two subsidiaries, Oxford Media Corp. and Creative Business Concepts, Inc.

1. Oxford

Oxford provides proprietary hardware and software technology primarily to small to medium sized Multi-Dwelling Units and Hospitality properties for the cost-effective delivery of Video-on-Demand, on a Pay-Per-View basis.

During the first quarter 2006, Oxford intends to deploy a wireless network utilizing a new distribution technology known as WiMax . In brief, the WiMax technology will be placed on the roof tops of Oxford’s existing MDU and Hospitality customers and be used to distribute high definition quality content and broadband Internet access to businesses and consumers in the surrounding areas. In exchanged for subsidizing this deployment, Oxford will share the revenues derived from these services with its cooperating MDU and Hospitality customers.

Oxford has designed its system to support a wide variety of convenient services, including:

1.	Remote wireless high-speed Internet access
2.	Video on Demand or Pay Per View for the home or business
3.	Dedicated broadcast entertainment and event viewing
4.	Direct billing to user’s credit card accounts

Oxford’s wireless network allows customers within a 7-10 mile range of each antenna to access the Internet at speeds 10 to 20 times faster than existing broadband systems. This will allow access to other services such as Video on Demand movies. Movies being delivered on this system are of the highest current quality, ranging from broadcast to high definition. To the consumer it looks as if the content is being delivered over their television set, but in reality the content is distributed through Oxford media servers from the same satellite network utilized to distribute the content to our MDU and Hospitality customers.

2. Creative Business Concepts, Inc.

CBC is a wireless systems provider specializing in WiFi/WiMax, Security, IT Integration, and Telecom. As part of these services, CBC designs and installs specialty communication systems for data, voice, video, and telecom. It determines its clients’ requirements by doing a needs analysis and site audit, then implements the specialty communication system with the deployment of a fixed Wireless Local Area Network, or WLAN. CBC also maintains, manages, and secures the wireless or installed IT systems of its customers.

CBC currently focuses on the following four major areas that progressive companies are addressing to maximize their Information Technology strength and enhance their performance:

1.    IT Security -- Protecting information from unauthorized access.

2.    IT Integration -- Making certain that IT systems are performing to specifications and working as ordered.

3.    Telecom - Providing carrier neutral tele-management consulting and reselling.

4.    WI-FI and WIMAX -- Point to multipoint wireless networks up to 30 miles.

Our Corporate History

We were incorporated in the State of Nevada on October 13, 2003. On June 29, 2005, we acquired all of the issued and outstanding common stock of Oxford Media Corp. by issuing 5,090,836 shares of our common stock and the assumption of Oxford’s liability to issue 800,000 shares of common stock to certain shareholders of Mergence created as a result of an agreement with Oxford.

Then, on July 6, 2005, we acquired all of the common stock of Creative Business Concepts, Inc., through the issuance of 5,192,500 shares of our common stock.

Upon the completion of these acquisitions, we had 13,742,886 shares of common stock outstanding, and Oxford and CBC become our wholly-owned subsidiaries.

The shareholders and management of CBC received a majority of the voting rights, a majority of the seats on the board of directors and control of the senior management positions of the combined entity. Accordingly, CBC was determined to be the acquiring entity for financial reporting purposes.

Our principal offices are located at One Technology Drive, Building H, Irvine, California 92618. Our phone number is (949) 341-0050 and our facsimile number is (949) 341-0050.

Employees

We have 29 employees as of the date of this prospectus.

Research and Development Expenditures

We have not incurred any research or development expenditures since our incorporation.

Subsidiaries

We have two wholly owned subsidiaries, Oxford Media Corp., a Delaware corporation and Creative Business Concepts, Inc., a California corporation. eMod Systems, Inc. is a wholly owned subsidiary of Oxford and IT Networks, Inc. is a wholly owned subsidiary of CBC. eMod and IT Networks will be dissolved when their operations are fully integrated into Oxford and CBC.

All of the information listed throughout this prospectus includes these subsidiaries. The subsidiaries’ financial information is included in the consolidated financial statements attached to this document. We did not come into existence until October 2003, while the subsidiaries were in existence since 1999 in the case of Oxford and 1989 in the case of CBC. Oxford and CBC have maintained separate operations and financial reporting, both prior and subsequent to their acquisition.

Patents and Trademarks

We do not own, either legally or beneficially, any patents or trademarks. On October 20, 2005 we entered into a binding letter of intent to acquire PDHK Services, Inc., a privately held company specializing in content delivery software over wireless and IP networks. This acquisition will enable us to acquire and exploit the intellectual property owned by PDHK, which will specifically include technology licensed to PDHK.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

In general, over the next twelve months, we plan to expand our business through both the growth of existing operations, and by acquiring related businesses and then using the benefits that come with these acquisitions to save costs and to increase our customer base and services as a combined entity.

As we continue to grow our core MDU and Hospitality business a substantial part of our expected increase in revenues will be from the deployment of our WiMax technology and wireless network, allowing us to deliver content and broadband Internet access to areas surrounding our Hospitality and MDU consumer base. Our Video-On-Demand/Pay-Per-View system is expected to be rolled out to approximately 20 properties by the end of 2005, and to over 300 properties by the end of 2006.

The other part of our increase in revenues is expected to come from acquisitions of related businesses. Two of our potential acquisitions over the coming year are complimentary to Oxford and one is complementary to CBC, adding to our services as well as our client base. Our results of operations will be directly affected by our ability to consummate these acquisitions as well as our ability to integrate the businesses with our existing operations. We are unable at this time to provide investors with assurances that any such acquisitions will be consummated or that, if consummated, we will be able to successfully integrate these businesses into our existing operations.

The two related lines of business upon which we will focus are represented by our two subsidiaries, Oxford and CBC. For simplicity, we will discuss the specifics of each of these separately.

Oxford

Among large, high-end properties, our business is currently dominated in the hospitality industry by a three large providers, Lodgenet, On Command and In Demand. Their systems, however, use older Mpeg 2 technology, allowing only the delivery of lower quality transmissions because of lower bandwidth capabilities. Consequently, their services can only be delivered cost effectively to large, high-end facilities, and, even then, only at rates in excess of $450 per hotel room for 300 plus rooms, as quoted in their public filings. This price goes up as they are placed in smaller hotels.

Our systems are based on new Mpeg 4 technology, allowing for high definition transmissions and much lower price points. Thus, the advantage of our systems over other larger competitors is that we can offer higher quality transmissions at a lower cost to our customers. This allows us to sell to lower end properties which to date have been underserved and largely unable to offer Video on Demand type services to their patrons. In total, we will be able to offer such facilities with the ability to generate revenue from VOD services, get a higher hospitality rating, gain potential royalties from advertisements and even lower their costs on other related guest services for the 75 to 300 room hotel market.

As part of our deployment, we receive roof rights for our WiMax antenna to broadcast to the surrounding area and thereby offer our Hospitality and MDU customer’s additional revenue. Moreover, because lodging facilities are the second point of distribution of movies and similar content, VOD delivered to consumers in the surrounding area through our hospitality customers will include content not even in the video stores. Existing competitors are not yet capable of offering this service.

We plan to begin deployment of Oxford’s early wireless network installations in smaller rural markets, under-served by broadband and cable access. We will be utilizing the roof tops of existing hospitality customers systems as the foundation for this deployment. In this process, we will install WiMax antennas broadcasting video and other services to businesses and homes within the range of the each wireless network we set up.

This rollout of our wireless network for television opens up a connection between television and the internet. This combination of these two powerful mediums is expected to lead to new applications with interesting possibilities of great commercial potential. In effect, we will be placing a video store, music store and game store on-line. Our hope is that we will be in a position to take commercial advantage of these new opportunities as they arise from this new market.

We have already acquired through Oxford a company called eMod Systems, Inc. eMod is a digital solutions company concentrating on the secure high quality distribution of digital video content to the hotel industry. This company has provided us with critical technology that gives us the ability to deliver a better quality product at a lower price point. This is expected to increase our client base as well as assist in our growth plan over the next twelve months.

We have also entered into a letter of intent, through Oxford, to acquire SkyPath Satellite Systems, Inc., a provider of free to guest television to the hotel industry. The acquisition is expected to be finalized in the 4th quarter of 2005 and should provide us with an additional 300 or more hotel properties in which we can deploy our new systems.

Consistent with our business plan we are currently in the process seeking to acquire and integrate other digital video on demand companies into Oxford’s operations..

Creative Business Concepts, Inc.

Much like Oxford, CBC has been seeking to expand its client base and thus its operations through the acquisitions of related businesses. On September 22, 2005, we acquired, through CBC, IT Networks, Inc., a boutique engineering and technology firm located in Orange County, California specializing in security architecture, Voice over Internet Protocol technology, infrastructure design, project management and convergence of technologies. This acquisition is expected to enhance our operations by adding experience, capacity and technology management to CBC’s current engineering division. IT NET has been in the engineering and technology market place and developed critical relationships with corporate clientele for over the past 15 years.

We are also in the process of acquiring WTI Communications, Inc., a California corporation. WTI is an Enhanced Service Provider, selling bundled technology solutions to commercial customers in the domestic U.S. market. Effectively, WTI provides integrated telecommunication solutions, with associated technology. WTI is expected add to our operations through its experience and interest in the expanding Voice over Internet Protocol technology, IP VPN markets, and network security applications. WTI is also a Competitive Local Exchange Carrier.  This acquisition is awaiting regulatory approval.

It is our hope that these combined entities will be able to offer end users a dynamic solution for voice, data, network security, disaster recovery and VoIP deployment.  Currently, corporations must engage numerous companies for VoIP deployment which includes routers, IP phone systems, installation, network security and consulting services. CBC in combination with WTI will soon be able to offer complete communication technology solutions from one source.

Overview of Recent Business Acquisitions

In June of this year, management abandoned its business plan relating to the distribution of high quality fine art reproductions in North America and consummated a merger agreement with Oxford in which, among other things:

(a) each issued and outstanding share of common stock of Oxford was converted into shares of our common stock; and

(b) Oxford became our direct, wholly-owned subsidiary.

On July 26, 2005, following the reported transition period, we consummated a second merger agreement with CBC, in which, among other things:

(a) each issued and outstanding share of common stock of CBC was converted into shares of our common stock and each issued and outstanding option to purchase CBC common stock was created and was converted into an option to purchase our common stock.

(b) CBC became our direct, wholly-owned subsidiary.

CBC was considered to be the accounting acquirer in these transactions, and thus we adopted its fiscal year end of December 31, 2005, as well as its accounting policies as our own.

On September 22, 2005, CBC closed an Agreement and Plan of Reorganization with IT Networks, Inc., a California corporation in which, among other things:

(a) CBC acquired each outstanding share of common stock of IT NET;

(b) We issued an aggregate of 400,000 shares of stock to the former shareholders of IT NET;

(c) CBC hired the key employees of IT NET; and

(d) IT NET became a direct, wholly-owned subsidiary of CBC. Upon the full integration of the IT NET operations, the corporate entity of IT Net will be dissolved.

On October 17, 2005, CBC entered into an agreement to acquire WTI Communications, Inc. The closing of the WTI, however, is conditioned on regulatory approval, expected later in this year.

WTI is an Enhanced Service Provider in the emerging technology and telecommunications marketplace, providing and selling bundled technology solutions to commercial customers in the U.S.

On October 20, 2005 we entered into a binding letter of intent to acquire PDHK Services, Inc. The closing is subject to further negotiation.

PDHK is a privately held company specializing in content delivery software over wireless and IP networks.

We are also currently, negotiating and evaluating other related business acquisitions that management believes will enhance our overall business plan to become a diversified digital media content and communication technology company.

Off Balance Sheet Arrangements

As of September 30, 2005, there were no off balance sheet arrangements.

Liquidity and Capital Resources

In July, following the change in our business plans and the acquisition of Oxford, we raised $300,000 through the sale of common stock in a private sale exempt from registration under the Rule 506 of the Securities Act of 1933. We also raised $500,000 by issuing a 7% convertible note on August 31, 2005 exempt from registration under the Rule 506 of the Securities Act of 1933, and then raised $4,000,000, less closing costs, on September 23, 2005 by issuing 4,000 shares of unsecured 8% convertible preferred shares with the Palisades Master Fund LP at $1,000.00 per share. The convertible preferred stock is convertible into 1,600,000 shares of our common stock at a fixed conversion price of $2.50 per common share. The conversion price for the convertible preferred stock was modified from $3.00 per common share to $2.50 per common share. As a result, the number of shares of common stock underlying the four thousand shares of our preferred stock was modified from 1,333,333 to 1,600,000 shares of common stock. As part of the sale, we also issued a warrant to Palisades Master Fund LP to purchase 400,000 shares of our common stock at $0.05 per share. Pursuant to the terms of a modification agreement entered into with Palisades Master Fund LP on January 24, 2006, the exercise price of this warrant was reduced from $3.50 to $0.05 per share. The holder of this warrant has exercised its warrant and is now the owner of the 400,000 shares of our common stock underlying the warrant. We repaid the August 31, 2005 note on September 30, 2005.

Results of Operations for Period Ending September 30, 2005

Revenues for the nine months ended were $4,078,526 for the nine months ended September 30, 2005 as compared with $3,788,928 for the nine months ended September 30, 2004. This is generally income of CBC which is not recurring and thus the reduction in revenue is simply the result of a decreasing demand for its services. Gross profit was $1,243,533 for the nine months ended September 30, 2005 as compared with $1,098,296 for the nine months ended September 30, 2004. Operating expenses were $3,611,732 for the nine months ended September 30, 2005 as compared with $1,528,489 for the same period in the prior year. The increase was generally due to increased professional fees associated with expenditures related to filings with the Securities and Exchange Commission. The net loss applicable to common stockholders for the nine months ended September 30, 2005 was $3,844,730 as compared with $512,660. The loss per share was $0.44 for the nine months ended September 30, 2005 as compared with a $0.10 loss for the nine months ended September 30, 2004.

	For the Nine Months Ended		For the Years Ended
	September 30,		December 31,
	2005	2004	2004	2003

Revenue
Services provided	$1,761,029	$1,601,825	$2,122,795	$2,494,654
Products sold	2,317,497	2,187,103	2,872,091	2,206,611

Total Revenue	4,078,526	3,788,928	4,994,886	4,701,265

Costs of Revenue
Cost of services provided	868,446	877,275	1,583,192	1,569,227
Cost of products sold	1,966,547	1,813,357	1,999,404	1,996,810

Total Cost of Revenue	2,834,993	2,690,632	3,582,596	3,566,037

Gross Profit	1,243,533	1,098,296	1,412,290	1,135,228

Selling, general and administrative expense	3,611,732	1,528,489	1,888,361	2,087,191

Loss From Operations	(2,368,199)	(430,193)	(476,071)	(951,963)

Interest expense	(588,830)	(82,467)	(113,975)	(74,123)

Net Loss	(2,957,029)	(512,660)	(590,046)	(1,026,086)

Series A Preferred Stock Dividends	(887,701)	-	-	-

Net Loss Applicable to Comnmon Stockholders	(3,844,730)	(512,660)	(590,046)	(1,026,086)

Basic and Diluted Net Loss per Common Share	$(0.44)	$(0.10)	$(0.12)	$(0.21)

Weighted-Average Common
Shares Outstanding	8,665,904	5,000,000	5,009,615	5,000,000

Description of Property

We lease 23,252 square feet of office space at One Technology Drive, Building H, Irvine, California 92618. Our lease commitment expires on March 31, 2006. We own no real property.

Certain Relationships and Related Transactions

None of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

•	Any of our directors or officers;
•	Any person proposed as a nominee for election as a director;
•	Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock;
•	Any of our promoters;
•	Any relative or spouse of any of the foregoing persons who has the same house address as such person.

Two of our officers, David Parker and J Richard Shafer, are holders of our convertible notes in the amounts of $212,500 and $420,000, respectively. These notes were as a result of money loaned to our subsidiaries prior to their acquisition.

On October 20, 2005 we entered into a binding letter of intent to acquire PDHK Services, Inc., a privately held company specializing in content delivery software over wireless and IP networks. The sole shareholders of PDHK are two of our officers, Herb Presley and David Noyes. The transaction was approved by our Board of Directors. None of our Board members have an interest in PDHK.

Market for Common Equity and Related Stockholder Matters

Our common stock is currently trading on the OTC Bulletin Board under the symbol OXMI. On February 16, 2006, the closing sale price of our common stock was $2.35 per share. Since trading commenced over the last quarter our price has fluctuated between a closing low of $2.02 to a closing high of $5.25.

The Securities Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the Commission, that: (a) contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;(b) contains a description of the broker's or dealer's duties to the customer and of he rights and remedies available to the customer with respect to a violation to such duties or other requirements of Securities' laws; (c) contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price;(d) contains a toll-free telephone number for inquiries on disciplinary actions;(e) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and;(f) contains such other information and is in such form, including language, type, size and format, as the Commission shall require by rule or regulation.

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with; (a) bid and offer quotations for the penny stock;(b) the compensation of the broker-dealer and its salesperson in the transaction;(c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (d) a monthly account statements showing the market value of each penny stock held in the customer's account.
In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.

These disclosure requirements may have the effect of reducing the trading activity in the secondary market. Therefore, because our common stock is subject to the penny stock rules, stockholders may have difficulty selling their securities.

Holders of Our Common Stock

Currently, we have one hundred and eight (108) holders of record of our common stock.

Rule 144 Shares
In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of a company's common stock for at least one year is entitled to sell within any three month period a number of shares that does not exceed the greater of:

1.	one percent of the number of shares of the company's common stock then outstanding, which, in our case, will equal approximately 73,060 shares as of the date of this prospectus, or;
2.	the average weekly trading volume of the company's common stock during the four calendar weeks preceding the filing of a notice on form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about the company.

Under Rule 144(k), a person who is not one of the company's affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

As of the date of this prospectus, all persons who owned shares which would have qualified for resale under 144 have sold or cancelled their shares and securities issued since the Oxford acquisition will not qualify for resale under these rules until after June 29, 2006.

Stock Option Grants

We have issued employee stock options to purchase 320,000 shares of our common stock at $2.00 per share. These options were assumed in the acquisition of CBC and are vested with an expiration date in January 2010.

Registration Rights

The selling shareholders have the right to require us to register their common shares with the US Securities and Exchange Commission. These rights are evidenced by a registration rights agreement and an obligation to register certain shares under oral agreements with certain shareholders. These are the sole reasons for our filing of this registration statement on behalf of the selling shareholders. The registration rights agreement provides, in part, that we are obligated to also register 150% of all of the shares of common stock underlying our 1,000 shares of issued preferred stock, that stock’s potential for dividends in the form of common stock and the warrant we issued to the preferred stockholder. The registration rights agreement also permits us to register 200,000 shares of common stock held by shareholders who purchased stock in a private exempt offering and to whom we agreed verbally to register their respective shares.

Dividends

There are no restrictions in our articles of incorporation or bylaws that prevent us from declaring dividends. The Nevada Revised Statutes, however, do prohibit us from declaring dividends where after giving effect to the distribution of the dividend:

1. we would not be able to pay our debts as they become due in the usual course of business, or;

2. our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

We have not declared any dividends and we do not plan to declare any dividends in the foreseeable future, except as may be required as part of our obligation to our preferred stockholder.

Executive Compensation

Summary Compensation Table

The table below summarizes all compensation awarded to, earned by, or paid to our officers for all services rendered in all capacities to us for the fiscal years ended December 31 as shown.

Annual Compensation					Long Term Compensation
Name	Title	Year	Salary	Bonus	Other annual Compensation	Restricted Stock Awarded	Options/ SARs (#)	LTIP payouts	All Other Compensation
Thomas Hemingway	Chief Executive Officer, Director	2004 2003 2002	$50,000	$0	$0	66,700	0	0	0

David Parker	COO, Chairman of the Board	2004 2003 2002	$0	$0	$0	0	0	0	0

David Noyes	Chief Financial Officer, Secretary	2004 2003 2002	$40,000	$0	$0	66,700	0	0	0

Herbert Presley	Executive Vice President	2004 2003 2002	$50,000	$0	$0	560,000	0	0	0

J. Richard Shafer	Executive Vice President	2004 2003 2002	$250,000 $250,000 $250,000	$0	$0	0	0	0	0

We do not pay to our director any compensation for serving as a director on our board of directors.

Stock Option Grants

We did not grant any stock options to the executive officers during our last fiscal year which ended December 31, 2004. We have also not granted any stock options since December 31, 2004.

Financial Statements

INDEX TO FINANCIAL STATEMENTS

Page
OXFORD MEDIA, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets - September 30, 2005 (Unaudited) and December 31, 2004 and 2003	F-3

Consolidated Statements of Operations for the Nine Months Ended September 30, 2005 and 2004 (Unaudited) and for the Years Ended December 31, 2004 and 2003	F-4

Consolidated Statements of Stockholders’ Equity (Deficiency) for the Years Ended December 31, 2003 and 2004 and for the Nine Months Ended September 30, 2005 (Unaudited)	F-5

Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2005 and 2004 (Unaudited) and for the Years Ended December 31, 2004 and 2003	F-6

Notes to Consolidated Financial Statements	F-7

OXFORD MEDIA CORP

Report of Independent Registered Public Accounting Firm	F-15

Balance Sheets - June 30, 2005 (Unaudited) and December 31, 2004 and 2003	F-16

Statements of Operations for the Six Months Ended June 30, 2005 and 2004 (Unaudited) and for the Years Ended December 31, 2004 and 2003	F-17

Statements of Stockholders’ Equity (Deficit) for the Years Ended December 31, 2003 and 2004 and for the Six Months Ended June 30, 2005 (Unaudited)	F-18

Statements of Cash Flows for the Six Months Ended June 30, 2005 and 2004 and for the Years Ended December 31, 2004 and 2003	F-19

Notes to Financial Statements	F-20

OXFORD MEDIA, INC. PRO-FORMA INFORMATION

Unaudited Pro Forma Condensed Consolidated Financial Information	F-25

Unaudited Pro Forma Statement of Operations for the Nine Months Ended September 30, 2005	F-26

Unaudited Pro Forma Statement of Operations for the Year Ended December 31, 2004	F-26

Notes to Unaudited Pro Forma Financial Statements	F-27

HANSEN, BARNETT&MAXWELL
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS	Registered with the Public Company Accounting Oversight Board
5 Triad Center, Suite 750
Salt Lake City, UT 84180-1128
Phone: (801) 532-2200
Fax: (801) 532-7944
www.hbmcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Stockholders
Oxford Media, Inc.

We have audited the accompanying consolidated balance sheets of Oxford Media, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oxford Media, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

HANSEN, BARNETT & MAXWELL
Salt Lake City, Utah
October 11, 2005

OXFORD MEDIA, INC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	September 30	December 31,
	2005	2004	2003
ASSETS	(Unaudited)

Current Assets
Cash	$2,722,867	$111,115	$156,269
Trade accounts receivable, net of allowance for doubtful accounts of $0, $0 and $70,726	1,439,588	695,107	843,925
Inventory	88,645	-	-
Prepaid expenses	19,089	10,000	-
Receivable from employees and others	18,564	17,254	6,446
Total Current Assets	4,288,753	833,476	1,006,640
Property and Equipment, net of accumulated depreciation of $312,714, $212,070 and $136,722	296,677	195,682	267,725
Software Technology	1,596,640	-	-
Deposits	69,102	49,070	60,338

Total Assets	$6,251,172	$1,078,228	$1,334,703

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

Current Liabilities
Accounts payable	$1,171,642	$299,871	$236,079
Accrued liabilities	246,818	103,829	172,753
Accrued interest payable to related parties	283,433	195,113	75,665
Deferred revenue	315,914	290,053	456,748
Current portion of capital lease obligation	15,192	15,200	15,193
Wholesale financing line of credit	99,145	259,272	180,081
Notes payable to related parties - current	328,516	-	1,275,000
Total Current Liabilities	2,460,660	1,163,338	2,411,519

Long-Term Liabilities
Convertible notes payable to related parties	1,470,000	1,470,000	-
Capital lease obligation, net of current portion	16,766	9,422	22,670
Total Long-Term Liabilities	1,486,766	1,479,422	22,670

Stockholders' Equity (Deficiency)
Preferred stock- $0.001 par value per share; 1,000,000authorized; Series A - 4,000 shares issued and outstanding, liquidation preference of $4,000,000	3,813,262	-	-
Common stock - $0.001 par value; 100,000,000shares authorized; 14,252,886, 5,125,000, and 5,000,000 shares outstanding	14,253	5,125	5,000
Additional paid-in capital	4,160,494	269,876	145,001
Accumulated deficit	(5,684,263)	(1,839,533)	(1,249,487)
Total Stockholders' Equity (Deficiency)	2,303,746	(1,564,532)	(1,099,486)
Total Liabilities and Stockholders' Equity (Deficiency)	$6,251,172	$1,078,228	$1,334,703

The accompanying notes are an integral part of these consolidated financial statements.

OXFORD MEDIA, INC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Nine Months Ended		For the Years Ended
	September 30,		December 31,
	2005	2004	2004	2003
	(Unaudited)
Revenue
Services provided	$1,761,029	$1,601,825	$2,122,795	$2,494,654
Products sold	2,317,497	2,187,103	2,872,091	2,206,611

Total Revenue	4,078,526	3,788,928	4,994,886	4,701,265

Costs of Revenue
Cost of services provided	868,446	877,275	1,583,192	1,569,227
Cost of products sold	1,966,547	1,813,357	1,999,404	1,996,810

Total Cost of Revenue	2,834,993	2,690,632	3,582,596	3,566,037

Gross Profit	1,243,533	1,098,296	1,412,290	1,135,228

Selling, general and administrative expense	3,611,732	1,528,489	1,888,361	2,087,191

Loss From Operations	(2,368,199)	(430,193)	(476,071)	(951,963)

Interest expense	(588,830)	(82,467)	(113,975)	(74,123)

Net Loss	(2,957,029)	(512,660)	(590,046)	(1,026,086)

Series A Preferred Stock Dividends	(887,701)	-	-	-

Net Loss Applicable to Comnmon Stockholders	(3,844,730)	(512,660)	(590,046)	(1,026,086)

Basic and Diluted Net Loss per Common Share	$(0.44)	$(0.10)	$(0.12)	$(0.21)

Weighted-Average Common
Shares Outstanding	8,665,904	5,000,000	5,009,615	5,000,000

The accompanying notes are an integral part of these consolidated financial statements.

OXFORD MEDIA, INC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

	Series A Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficiency)
Balance - December 31, 2002	-	$-	5,000,000	$5,000	$145,001	$(223,401)	$(73,400)

Net Loss	-	-	-	-	-	(1,026,086)	(1,026,086)
Balance - December 31, 2003	-	-	5,000,000	5,000	145,001	(1,249,487)	(1,099,486)

Stock issued for cash	-	-	125,000	125	124,875	-	125,000
Net Loss	-	-	-	-		(590,046)	(590,046)
Balance - December 31, 2004	-	-	5,125,000	5,125	269,876	(1,839,533)	(1,564,532)

Stock issued for cash - Unaudited	-	-	212,500	213	474,787	-	475,000
Stock issued for services - Unaudited	-	-	415,000	415	829,585	-	830,000
Warrants issued for services - Unaudited	-	-	-	-	109,420	-	109,420
Stock issued for acquisitions of: - Unaudited:
Becoming Art Inc.	-	-	3,459,550	3,459	(3,459)	-	-
Oxford Media, Corp.	-	-	4,990,836	4,991	1,052,368	-	1,057,359
IT Networks, Inc.	-	-	50,000	50	99,950	-	100,000
Warrants issued with a convertible promissory note - Unaudited	-	-	-	-	246,764	-	246,764
Beneficial conversion option of convertible promissory note - Unaudited	-	-	-	-	246,764	-	246,764
Issuance of Series A
Preferred Stock - Unaudited	4,000	2,925,561	-	-	-	-	2,925,561
Beneficial conversion option of Series A Preferred stock - Unaudited	-	-	-	-	834,439	-	834,439
Series A Preferred Stock beneficial conversion dividend	-	887,701	-	-	-	(887,701)	-
Net Loss - Unaudited	-	-	-	-	-	(2,957,029)	(2,957,029)
Balance - September 30, 2005 - Unaudited	4,000	$3,813,262	14,252,886	$14,253	$4,160,494	$(5,684,263)	$2,303,746

The accompanying notes are an integral part of these consolidated financial statements

OXFORD MEDIA, INC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Nine Months Ended		For the Years Ended
	September 30,		December 31,
	2005	2004	2004	2003
	(Unaudited)
Cash Flows from Operating Activities
Net loss	$(2,957,029)	$(512,661)	$(590,046)	$(1,026,086)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation	73,429	58,816	75,348	76,347
Stock issued for services	939,420	-	-	-
Interest issuance of warrants and convertible promissory note	493,528	-	-	-
Changes in assets and liabilities net of effects from purchases of Oxford Media Corp, Becoming Art, Inc.and IT Networks, Inc.:
Accounts receivable and other receivables	(636,306)	103,928	148,818	79,568
Inventory	(16,262)	-	-	-
Prepaid expenses	(11,912)	(38,291)	(10,000)	12,311
Other assets	234	(29,273)	-	-
Accounts payable	637,155	174,256	63,792	(225,509)
Accrued liabilities	44,359	10,764	50,524	75,018
Deferred revenue	25,861	6,498	(166,694)	160,997
Net Cash Used in Operating Activities	(1,407,523)	(225,963)	(428,258)	(847,354)
Cash Flows from Investing Activities
Cash received in acquisitions of Oxford Media Corp. and IT Networks, Inc.	13,183	-	-	-
Increase in deposits	-	-	11,268	1,187
Purchase of property and equipment	56,851	-	11,268	(53,674)
Net Cash Provided by (Used in) Investing Activities	70,034	-	22,536	(52,487)
Cash Flows from Financing Activities

Proceeds from issuance of notes payable to related parties	115,000	195,000	195,000	925,000
Proceeds from issuance of convertible promissory note and warrants	500,000
Proceeds from the Issuance of common stock	475,000	-	125,000	-
Principal payments on notes payable to related parties	(615,000)	-	-	(50,000)
Net proceeds from issuance of Series A preferred stock and warrants	3,760,000
Net payments on wholesale financing line of credit	(160,127)	(34,858)	79,191	(3,750)
Principal payments on capital lease obligation	(11,930)	(11,509)	(13,241)	(11,266)
Net Cash Provided by Financing Activities	4,062,943	148,633	385,950	859,984
Net Decrease in Cash	2,725,454	(77,330)	(19,772)	(39,857)
Cash at Beginning of Period	111,115	156,269	156,269	196,126

Cash at End of Period	$2,836,569	$78,939	$136,497	$156,269

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$6,188	$-	$3,271	$27,666

Supplemental Schedule of Noncash Investing and Financing Activities:
Acquisitions of Oxford Media Corp. and IT Networks, Inc.:
Fair value of assets acquired	$1,907,442	$-	$-	$-
Fair value of common stock issued	1,157,360	-	-	-
Liabilities assumed	750,082	-	-	-
Capital lease obligations incurred for lease of property and equipment	$19,274	$-	$24,808	$28,379

The accompanying notes are an integral part of these consolidated financial statements.

OXFORD MEDIA, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information with Respect to September 30, 2005 and to the Nine
Months Ended September 30, 2005 and 2004 is Unaudited)

NOTE 1 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Principles of Consolidation - Through a series of planned transactions during 2005, Creative Business Concepts, Inc. (“CBC”) and Oxford Media Corp. (“Oxford”) have been reorganized as wholly-owned subsidiaries of Becoming Art Inc. (“BEAI”), which was, prior to the reorganization, a public shell company with no operations, assets or liabilities. For accounting purposes, CBC is considered to be the acquirer of Oxford and BEAI. On July 29, 2005 BEAI changed its name to Oxford Media, Inc. The accompanying consolidated financial statements include the assets, liabilities, equity and operations of CBC for all periods presented, and the assets, liabilities and operations of Oxford and BEAI since the dates of their acquisitions. Collectively, the consolidated group is referred to here in as the “Company”.

Nature of Operations - Through CBC, the Company provides consulting services to information technology (“IT”) clients regarding IT networking and security. In addition, the Company provides IT training services to clients. The consulting and training services are provided primarily to government and industry clients in Southern California. The Company also purchases, assembles, installs and sells IT networking hardware and related software and provides network maintenance services. During 2003, the Company began a telecommunications brokerage business, became an agent for competitive local exchange carriers and began brokering local telephone and data transfer services to the Company’s IT consulting clients. Since its acquisition, Oxford provides hardware servers; secure encoding and high quality distribution of digital video content to the hospitality industry. These services consist of providing free-to-guest video programming, video-on-demand (VOD) and pay-per-view and over existing analog video systems.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and could change in the near term.

Business Condition - The Company has suffered losses from operations as well as losses applicable to common stockholders and has had negative cash flows from operating activities during the years ended December 31, 2003 and 2004 and during the nine months ended September 30, 2005. The Company had a working capital deficiency and a capital deficiency at December 31 2004. During the quarter ended September 30, 2005, the Company received financing of approximately $4,000,000 which resulted in a cash balance at September 30, 2005 of $2,722,867 and working capital and stockholders’ equity of $1,826,239 and $2,303,746, respectively, at that same date. There is no assurance that the proceeds from this financing will be sufficient to obtain profitable operations.

In order to obtain profitable operations, the Company’s management plans for increasing revenues include the rollout of its VOD systems in the hospitality industry along with increasing revenues from network consulting and telecommunications.  The Company expects the acquisitions of WTI Communications, Inc. and SkyPath Satellite Systems, Inc., provider of TV satellite systems to the hospitality industry, to be completed by the end of 2005. In addition, management plans to finance future operations through private or public issuances of the Company’s common stock as warranted; however, the successfulness of these efforts cannot be assured and may not be available on terms acceptable to the Company at the time the financing is needed.

Fair Value of Financial Instruments -Based on the borrowing rates currently available to the Company for loans with similar terms and average maturities, the carrying amounts of the capital lease obligation, the wholesale financing line of credit and the notes payable to related parties approximate their fair values.

Inventory - Inventory consists of IT networking, VOD and DVD video encoding hardware and software components and is stated at the lower of cost (using the first-in, first-out method) or market value. The Company has not deemed an allowance for obsolescence or impairment is appropriate.

OXFORD MEDIA, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information with Respect to September 30, 2005 and to the Nine
Months Ended September 30, 2005 and 2004 is Unaudited)

Property and Equipment - Property and equipment consists of computer equipment and office furniture and is carried at the lower of cost or net recoverable value. Depreciation was computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives ranged from 5 to 7 years. Depreciation expense for the nine months ended September 30, 2005 and 2004, and for the years ended December 31, 2004 and 2003, was $73,249, $58,816, $75,348, and $76,347 respectively. Expenditures for maintenance and repairs are charged to expense as incurred. On retirement or disposition of property and equipment the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the statement of operations.

Impairment of Long-Lived Assets - The carrying values of the Company's long-lived assets are reviewed for impairment at least annually and whenever events or changes in circumstances indicate that they may not be recoverable. When projections indicate that the carrying value of the long-lived asset is not recoverable, it is reduced by the estimated excess of the carrying value over the projected discounted net future cash flows of the reporting unit using the asset. Based on management’s assessments of estimated future cash flows, no impairment of long-lived assets has been recognized in the accompanying financials statements.

Share-Based Compensation - The Company accounts for its share-based compensation issued to non-employees using the fair value method in accordance with SFAS No. 123, Accounting for Stock-Based Compensation. Under SFAS No. 123, share-based compensation is determined as either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.  The measurement date for these issuances is the earlier of the date at which a commitment for performance by the recipient to earn the equity instruments is reached or the date at which the recipient’s performance is complete.

The Company accounts for share-based compensation to employees under the recognition method and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Under APB Opinion No. 25, compensation related to stock options is recorded if an option’s exercise price on the measurement date is below the fair value of the Company’s common stock, and amortized to expense over the vesting period.  Compensation expense for stock awards or purchases, if any, is recognized if the award or purchase price on the measurement date is below the fair value of the Company’s common stock, and is recognized on the date of award or purchase.  No expense related to stock options was recognized prior to January 2005. During January 2005 the Company granted stock options to purchase 320,000 common shares, with no intrinsic value, under the newly-adopted 2005 Stock Plan. The effect on net loss and net loss per common share if the Company had applied the fair value recognition provisions of SFAS No. 123 to employee stock-based compensation is as follows:

	For the Nine Months Ended		For the Years Ended
	September 30,		December 31,
	2005	2004	2004	2003
Net loss, as reported	$(2,957,029)	$(512,660)	$(590,046)	$(1,026,086)
Add back: Total share-based compensation	939,420	-	-	-
Deduct: Total share-based employee compensation determined under fair value based method for all awards	(1,550,420)	-	-	-
Pro forma net loss	$(3,568,029)	$(512,660)	$(590,046)	$(1,026,086)
Basic and diluted net loss per common share
As reported	$(0.44)	$(0.10)	$(0.12)	$(0.21)
Pro forma	$(0.41)	$(0.10)	$(0.12)	$(0.21)

Revenue Recognition - Revenue from IT consulting agreements is recognized over the term the services are performed and upon acceptance by the customer. For agreements that cover a period of time, revenue is recognized over the terms of the time-based service agreements. Payments from customers for future services are deferred and recognized as earned. Revenue from the sale of hardware and software networking components are recognized upon delivery, installation of the components and acceptance by the customer. Telecommunications brokerage commissions are recognized as received.

OXFORD MEDIA, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information with Respect to September 30, 2005 and to the Nine
Months Ended September 30, 2005 and 2004 is Unaudited)

Income Taxes - Upon reacquisition of CBC on December 28, 2001, CBC and those shareholders elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company has not retained the benefits from federal or state operating loss carry forwards. Instead, the shareholders have received the benefits from their proportionate share of the operating losses of CBC. Effective January 1, 2005, CBC terminated the election from that point forward, the Company will retain the benefits from its future operating losses and will be taxed on its future earnings. At the date of termination of the S Corporation status, the balance of the accumulated deficit was not reclassified as a reduction of common stock or treated as a constructive dividend as would have been required for retained earnings. On the date of the change in tax status, no tax expense or benefit was recognized and a deferred tax liability of $0 was recognized for the timing differences that existed at the date of the conversion as follows:

Gross deferred tax liabilities	$(18,925)
Gross deferred tax assets	67,017
Valuation allowance	(48,092)
Net Deferred Tax Assets	$-

Basic and Diluted Loss per Common Share - Basic and diluted loss per common share is computed by dividing net loss by the weighted-average number of common shares outstanding. There were no potentially issuable common shares outstanding during the years ended December 31 2003. At June 30, 2005 and December 31, 2004 there were 3,578,553 and 735,000 potentially issuable common shares that were excluded from the calculation of diluted loss per common share because their effect would have been anti-dilutive.

Interim Financial Statements - The accompanying interim financial statements as of September 30, 2005 and for the nine months ended September 30, 2005 and 2004, have been prepared by management of the Company without audit. In the opinion of management, these financial statements reflect all adjustments, consisting only of normal recurring entries, necessary for a fair presentation of financial results for the interim periods. The results of operations presented in the accompanying interim financial statements are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2005.

New Accounting Standards - In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123 (revised 2004), Share-Based Payment. SFAS No. 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. The cost will be measured based on the fair value of the instruments issued. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. SFAS No. 123(R) replaces SFAS No. 123 and supersedes APB Opinion No. 25. As originally issued in 1995, SFAS No. 123 established as preferable the fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. The Company will be required to apply SFAS No. 123(R) as of the first interim reporting period that begins after December 15, 2005, and plans to adopt it effective January 1, 2006. Because the Company has no outstanding employee stock options, the adoption for SFAS No. 123(R) will not have a material impact on its financial statements.

OXFORD MEDIA, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information with Respect to September 30, 2005 and to the Nine
Months Ended September 30, 2005 and 2004 is Unaudited)

In December 2004, the FASB issued SFAS Statement No. 153, “Exchanges of Non-monetary Assets—an amendment of APB Opinion No. 29.” This Statement amends APB Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The statement will be effective in January 2006. The Company does not expect that the adoption of SFAS No. 153 will have a material impact on its financial statements.

NOTE 2 - ACQUISITIONS

Oxford Media Corp and Becoming Art - On June 29, 2005 Becoming Art, Inc., (“BEAI”), a publicly traded company with no operations, acquired all of the issued and outstanding Oxford Media Corp., (“Oxford”) common stock by issuing 5,090,836 shares of BEAI common stock to Oxford’s shareholders. Effective July 6, 2005, BEAI acquired all of the common stock of Creative, through the issuance of 5,192,500 shares of BEAI common stock and the assumption of Oxford’s liability to issue 800,000 shares of common stock to certain of Oxford predecessor’s shareholders. Upon the completion of this reorganization and acquisition, Oxford Media, Inc. had 13,742,886 shares of common stock outstanding (prior to the issuance of the 800,000 shares). Through the exchanges, both Oxford and Creative have become wholly-owned subsidiaries of BEAI, which changed its name on July 29, 2005 to Oxford Media, Inc.

The shareholders and management of Creative received a majority of the voting rights, a majority of the seats on the board of directors and control of the senior management positions of the combined entity. Accordingly, Creative was determined to be the acquiring entity for financial reporting purposes. In accordance with financial accounting standards, Oxford Media Corp. and Becoming Art, Inc. did not constitute businesses; therefore, their acquisitions were recognized as non-monetary transactions valued at the fair value of the net assets acquired.

IT Network, Inc. - Oxford Media, Inc. through its wholly owned subsidiary, Creative, completed the acquisition of IT Network, Inc. (“IT Net”) effective on September 1, 2005 with Oxford issuing 400,000 shares of its common stock for the net assets of IT Net. The purchase price was valued at $800,000 with 50,000 common shares valued at $100,000 allocable to the IT Net assets acquired and liabilities assumed with a fair value of $100,000, and 350,000 common shares valued at $700,000 charged to operations as a signing bonus as incentive for the former IT Net shareholders to join the Company as employees.

Fair value of the assets acquired and liabilities assumed for the acquisitions were as follows:

	Oxford Media	IT Network,
	Corp.	Inc.
Assets
Cash	$281	$12,902
Inventory	76,733	-
Advances and deposits	13,681	109,485
Equipment	97,720	-
Software technology	1,596,640	-
Total Assets	1,785,055	122,387

Liabilities
Accounts payable and accrued expenses	399,179	22,387
Notes payable	328,516	-
Total Liabilities	727,695	22,387
Net Assets	$1,057,360	$100,000

OXFORD MEDIA, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information with Respect to September 30, 2005 and to the Nine
Months Ended September 30, 2005 and 2004 is Unaudited)

Pro forma operating loss for the nine months ended September 30, 2005 and year ended December 31, 2004 were as follows:

	Nine Months Ended	Year Ended
	September 30, 2005	December 31, 2004
Revenues	$4,484,832	$5,643,242
Net Loss	(3,828,629)	$1,844,935
Net loss applicable to common shareholders	(4,555,275)	$1,844,935
Basic net loss per share	$(0.32)	$0.13

 NOTE 3 - ACCOUNTS RECEIVABLE

Management periodically evaluates accounts receivable for collectibility and provides an allowance for amounts which may not be realizable. Management has provided an aggregate allowance against accounts receivable of $0 and as of both September 30, 2005 and December 31, 2004. Bad debt expense for the nine months ended September 30, 2005 and 2004 was $5,816 and $0, respectively, and for the year ended December 31, 2004 was $6,153.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	September 30,	December 31,
	2005	2004
Software, externally developed	$19,663	$19,663
Equipment	489,738	328,863
Furniture and fixtures	69,340	49,850
Leasehold improvements	30,650	9,376
Total Property and Equipment	609,391	407,752
Less: accumulated depreciation	(312,714)	(212,070)
Net Property and Equipment	$296,677	$193,682

NOTE 5 - SOFTWARE TECHNOLOGY
The software technology includes the encoding necessary to encode deliver and monitor its VOD systems and has an estimated useful life of two years. It is being amortized based on the number of installations of the Company’s VOD digital system, at a rate of approximately $3,200 per installation.

NOTE 6 - WHOLESALE FINANCING CREDIT LINE

CBC maintains a $300,000 line of credit wholesale financing agreement with a finance company for CBC’s purchases of computer hardware and software from one vendor for resale to customers. Under the terms of the financing agreement, a line of credit was established with the finance company, which is secured by substantially all of CBC’s assets and is guaranteed by the former stockholders of CBC. Advances under the line of credit are provided as CBC purchases inventory. Principal and interest under the line of credit are due on the earlier of the date of 60 days after the date of the advance and inventory purchase, or the date CBC sells the financed inventory. The interest rate varies for each advance was18% per annum at December 31, 2004. However, no interest is due if the amount advanced is paid within the 60 days. The aggregate amount due under the line of credit was $99,145 and $259,272 At September 30, 2005 and December 31, 2004 respectively.

OXFORD MEDIA, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information with Respect to September 30, 2005 and to the Nine
Months Ended September 30, 2005 and 2004 is Unaudited)

In connection with the wholesale financing agreement, SRS Insurance Services, Inc., an affiliate of certain shareholders and the chairman of the board of directors, provided a $300,000 deposit with a bank under which the bank issued an irrevocable letter of credit to the finance company guaranteeing the wholesale financing agreement.

NOTE 7 - NOTES PAYABLE

On August 31, 2005, the Company received a $500,000 loan from an otherwise unrelated lender, under the terms of an unsecured convertible promissory note, bearing interest at an annual rate of 7% and due the earlier of the date Oxford received financing in excess of $3,000,000 or 6 months from the date of the note. In connection with the loan, the Company issued to the lender 166,667 warrants to purchase common stock at $3.00 per share through August 31, 2010. The note was convertible into common stock at $3.00 per share. The fair value of the warrants was estimated by the Black-Scholes option pricing model with the following assumptions: estimated volatility of 175%; risk-free interest rate of 4%; and an estimated life of 5 years. The Company allocated proceeds received to the note and warrants according to their relative fair values as follows: $246,764 was allocated to the warrants, $246,764 to the beneficial conversion option on the note, and $6,472 to the convertible promissory note. The amount allocated to the note resulted in a an interest charge of $493,528 during the quarter ended September 30, 2005. The note was repaid on September 30, 2005.

NOTE 8 - CONVERTIBLE NOTES PAYABLE TO RELATED PARTIES

From the date of its acquisition, CBC has financed its operations through several unsecured, due-on-demand loans from its four principal stockholders originating between December 28, 2001 and June 2004. Amounts borrowed from the stockholders bear interest at 8% per annum, with interest payments due monthly. Aggregate principal balances of convertible notes payable to related parties were $1,470,000, $ 1,470,000 and $1,275,000 at September 30, 2005, December 31, 2004 and 2003, respectively. During January 2004, the notes payable to the stockholders together with related accrued interest were subordinated to the wholesale financing agreement.

During September 2004, CBC modified the terms of the $1,470,000 in 8% convertible notes payable to the shareholders. The modified notes are convertible into common stock of Oxford Media, Inc., at the option of the holder after September 30, 2005 through September 21, 2007 at a rate of $2.00 per share. Interest on the notes is due quarterly and principal under the convertible notes payable is due on September 30, 2007, if not converted earlier. There was no beneficial conversion option associated with the modified notes because the conversion price exceeds the estimated fair value of the underlying common stock.

NOTE 9 - LEASE COMITTMENTS

Capital Leases - The Company leases equipment and furniture under the terms of capital lease agreements. Furniture and equipment under capital leases are included in property and equipment in the accompanying financial statements and consisted of the following:

December 31,	2004	2003
Equipment	$28,379	$28,379
Furniture	24,808	24,808
Less: accumulated depreciation	(29,410)	(17,883)
Net Equipment Under Capital Leases	$23,777	$35,304

Operating Leases - The Company leases its main facility, consisting of 23,251 square feet of office space under the terms of a 5-year property lease expiring at the end of April 2011. Minimum monthly rent payments, including common area maintenance and insurance were $46,705 during 2003 and $33,096 during 2004. Rent is charged to operating expense on a straight-line basis during each annual period where contractual increases or decreases affect rental payments. Rental expense for the years ended December 31, 2004 and 2003 was $439,128 for each year.

OXFORD MEDIA, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information with Respect to September 30, 2005 and to the Nine
Months Ended September 30, 2005 and 2004 is Unaudited)

Future minimum lease payments for capital and operating leases are as follows:

For the Years Ending December 31,	Capital Leases	Operating Leases
2005	$11,400	$418,346
2006	5,833	128,590
2007	5,833	10,946
2008	1,945	4,560
Total Minimum Lease Payments	25,011	$562,442
Less: Amount representing interest	(6,342)
Present value of minimum lease payments	18,669
Less: current portion	(15,193)
Obligation Under Capital Lease, Long-Term	$3,476

NOTE 10 - CONVERTIBLE PREFERRED STOCK

On September 23, 2005, the Company designated and issued 4,000 shares of its Series A Convertible Preferred Stock (the “Preferred Stock”) for cash proceeds of $3,760,000, net of $240,000 offering costs, in a private placement transaction together with warrants to purchase 400,000 shares of common stock for $3.50 per share through September 22, 2010.

The Preferred Stock carries a par value of $0.001 per share, a stated value of $1,000 per share, and a liquidation value of $1,000 per share plus any accrued but unpaid dividends, fees, and liquidated damages as provided for under the preferred stock designation. Preferred stock dividends accrue at 8% of the stated value and are payable in cash quarterly, beginning on December 1, 2005, while the preferred stock is outstanding. Aggregate annual dividend requirements as of September 30, 2005 are $320,000.The Preferred Stock is convertible, at the option of the holder, into 1,333,333 shares of the Company’s common stock, or at a rate of $3.00 per share, subject to certain anti-dilution provisions. The Preferred Stock carries no voting rights, except with respect to changes to the terms of the Preferred Stock. Concurrent with the private placement, the Company entered into a Registration Rights Agreement under which the Company is required to register for resale with the U.S. Securities and Exchange Commission 150% of the shares into which the Preferred Stock is convertible to pay the costs of the registration, and to obtain the effectiveness thereof by February 5, 2006.

The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: estimated volatility of 175%; risk-free interest rate of 4%; and estimated life of 5 years. The Company allocated the proceeds received of the Preferred Stock and warrants, according to their relative fair values as follows: $834,439 was allocated to the warrants, $2,037,859 to the Preferred Stock, and $887,701 to the beneficial conversion option on the Preferred Stock. The amounts allocated to the warrants, Preferred Stock and the beneficial conversion option resulted in a discount on the Preferred Stock that resulted in the recognition of a dividend on the Preferred Stock of $887,701 on September 23, 2005.

NOTE 11 - COMMON STOCK

On December 21, 2004 CBC affected a 5,000-for-1 forward stock split. The financial statements have been retroactively restated for all periods presented for the effects of the stock split.

During December 2004, CBC issued 125,000 common shares for $125,000 cash or $1.00 per share, which was received from third party investors under the terms of a private placement memorandum. There were no unstated rights or privileges associated with the issuance. Between January and March 2005, CBC issued 62,500 shares of common stock for cash proceeds of $125,000, or $2.00 per share, received from third party investors under the terms of a new private placement offering.

OXFORD MEDIA, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information with Respect to September 30, 2005 and to the Nine
Months Ended September 30, 2005 and 2004 is Unaudited)

During March 2005, CBC issued 5,000 shares of common stock for services for which CBC recognized a charge to operations of $10,000. The stock issued was valued at $2.00 per share, based upon the price for which common stock had recently been sold to third-party investors. From July through September 2005, the Company issued 60,000 common shares for consulting services together with warrants to purchase 60,000 at $8.00 per share through July 31, 2010. The services were valued at $2.00 per share the Company estimated the value of the warrants to be $109,421 based upon the Black-Scholes option pricing model with the following assumptions: estimated volatility of 175%; risk-free interest rates of 4%; and an estimated life of the options of 5 years.

On July 15, 2005 the Company issued 150,000 shares of common stock for cash proceeds of $300,000, or $2.00 per share.

During September 2005, the Company issued 60,000 shares of common stock for services and also issued warrants to purchase 60,000 shares of our common stock for services; the warrants carry an exercise price of $8.00 per share through 2010, but may be exercised without cash payment. The Company also issued warrants to purchase 25,000 common shares at $7.50 per share through September 2008.

NOTE 12 - STOCK OPTIONS

On January 17, 2005 the Board of Directors and shareholders of CBC adopted the 2005 Stock Plan (the “Plan”). Under the terms of the Plan, the Company may grant options to service providers to purchase up to 750,000 shares of common stock. Incentive stock options, non-qualified options, restricted stock awards and rights to purchase restricted stock may be granted under the Plan. Options granted under the Plan are generally exercisable over ten years, vesting of the awards is determined by the Board of Directors, but should not to exceed five years from the date of grant. On January 31, 2005 the Company awarded options to purchase 320,000 common shares to employees under the plan, with an exercise price of $2.00. The option awards originally vested over five years or upon the event of a merger; that merger occurred on July 6, 2005 and, accordingly, the options were fully vested at that date.

The options had no intrinsic value on the date of the award. Accordingly, no compensation expense was recognized from the awards.

NOTE 13 -SEGMENT INFORMATION

Management of the Company has identified the following reportable business segments. Prior to October 2003, the Company operated solely in the IT consulting, security and training segment. Beginning in October 2004, the Company began operations in its newly developed telecom segment. Both business segments are operated in Southern California. During the nine month ended September 30, 2005 and the year ended December 31, 2004, revenue for the telecom segment was $299,046, and $70,387, respectively.

NOTE 14 -SUBSEQUENT EVENTS

Oxford Media, Inc. through its wholly owned subsidiary, Creative, issued a letter of intent to acquire WTI Communications, Inc. (“WTI”) whereby Oxford Media, Inc. will issue 1,000,000 common shares of its common stock for all the outstanding stock of WTI. The WTI transaction is conditioned upon approval by the California Public Utilities Commission.

HANSEN, BARNETT& MAXWELL
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS	Registered with the Public Company Accounting Oversight Board
5 Triad Center, Suite 750
Salt Lake City, UT 84180-1128
Phone: (801) 532-2200
Fax: (801) 532-7944
www.hbmcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Stockholders
Oxford Media Corp.

We have audited the accompanying balance sheets of Oxford Media Corp. as of December 31, 2004 and 2003 and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oxford Media Corp. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 of the financial statements, the Company has suffered substantial and recurring losses from operations and negative cash flows from operating activities. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

HANSEN, BARNETT & MAXWELL

Salt Lake City, Utah
September 14, 2005

OXFORD MEDIA CORP.
BALANCE SHEETS

	June 30,	December 31,
	2005	2004	2003
	(Unaudited)

ASSETS
CURRENT ASSETS
Cash	$281	$47,741	$-
Inventory	76,733	-	-
Advances and deposits	13,681	3,050	-
TOTAL CURRENT ASSETS	90,695	50,791	-

PROPERTY AND EQUIPMENT
Furniture and equipment	103,612	8,669	-
Leasehold improvements	21,274	18,835	-
	124,886	27,504	-
Less accumulated depreciation	(27,166)	(5,876)	-
TOTAL PROPERTY AND EQUIPMENT	97,720	21,628	-

OTHER ASSETS
Software technology	1,596,640	-	-
Loan receivable from eMod Systems, Inc.	-	141,750	-
TOTAL OTHER ASSETS	1,596,640	141,750	-

TOTAL ASSETS	$1,785,055	$214,169	$-

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
Accounts payable	$213,802	$79,292	$1,245.00
Accrued liabilities	185,377	115,677	1,600
Notes payable	528,516	215,000	-
TOTAL CURRENT LIABILITIES	927,695	409,969	2,845

STOCKHOLDERS' EQUITY (DEFICIT)
Preferred stock - $0,01 par value; 1,000,000 shares authorized; no shares outstanding	-	-	-
Common Stock - $0.01 par value; 50,000,000 shares authorized; 5,090,836 shares (unaudited), 3,175,000 shares and 1,800,000 shares outstandingly, respectively	50,908	31,750	18,000
Additional paid-in capital	15,998,650	14,054,474	13,131,336
Accumulated deficit	(15,192,198)	(14,282,024)	(13,152,181)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	857,360	(195,800)	(2,845)
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY (DEFICIT)	$1,785,055	$214,169	$-

The accompanying notes are an integral part of these financial statements.

OXFORD MEDIA CORP.
STATEMENTS OF OPERATIONS

	For the Six Months Ended		For the Years Ended
	June 30,		December 31,
	2005	2004	2004	2003
	(Unaudited)

REVENUE	$-	$-	$-	$-

OPERATING AND OTHER EXPENSES
General and administrative	808,651	800	483,965	-
Depreciation and amortization	21,289	-	5,876	-
General and administrative allocation from parent	-	365,000	476,736	767,000
Interest	80,233	-	163,266	-
TOTAL OPERATING AND OTHER EXPENSES	910,173	365,800	1,129,843	767,000

NET LOSS	$(910,173)	$(365,800)	$(1,129,843)	$(767,000)

BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.21)	$(0.20)	$(0.50)	$(0.43)

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES USED IN PER SHARE CALCULATION	4,248,954	1,800,000	2,262,308	1,800,000

The accompanying notes are an integral part of these financial statements.

OXFORD MEDIA CORP.
STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2004 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2005

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders' Equity
	Shares	Amount	Capital	Deficit	(Deficit)

BALANCE - DECEMBER 31, 2002	1,800,000	$18,000	$12,364,336	$(12,383,908)	$(1,572)

Noncash contribution from parent	-	-	767,000	-	767,000
Net loss for the year ended December 31, 2003	-	-	-	(768,273)	(768,273)
BALANCE - DECEMBER 31, 2003	1,800,000	18,000	13,131,336	(13,152,181)	(2,845)

Noncash contribution from parent	-	-	365,000	-	365,000
Stock based compensation	760,000	7,600	38,000	-	45,600
Issued for cash including 25,000 for finders fees	385,000	3,850	347,650	-	351,500
Issued for conversion of accrued liabilities	230,000	2,300	11,500	-	13,800
Beneficial conversion option on convertible debt	-	-	80,494	-	80,494
Issuance of warrants with convertible debt	-	-	80,494	-	80,494
Net loss for the year ended December 31, 2004	-	-	-	(1,129,843)	(1,129,843)
BALANCE - DECEMBER 31, 2004	3,175,000	31,750	14,054,474	(14,282,024)	(195,800)

Stock based compensation (unaudited)	100,000	1,000	99,000	-	100,000
Issued for cash (unaudited)	250,500	2,505	347,495	-	350,000
Issued for conversion of debt (unaudited)	165,336	1,653	39,681	-	41,334
Issued in acquisition of eMod Systems, Inc. (unaudited)	1,400,000	14,000	1,386,000	-	1,400,000
Issuance of warrants with convertible debt (unaudited)	-	-	45,494	-	45,494
Beneficial conversion option on convertible debt (unaudited)	-	-	26,506	-	26,506
Net loss for the six months ended June 30, 2005 (unaudited)	-	-	-	(910,174)	(910,174)
BALANCE JUNE 30, 2005 (UNAUDITED)	5,090,836	$50,908	$15,998,650	$(15,192,198)	$857,360

The accompanying notes are an integral part of these financial statements.

OXFORD MEDIA CORP.
STATEMENTS OF CASH FLOWS

	For the Six Months Ended		For the Years Ended
	June 30,		December 31,
	2005	2004	2004	2003
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(910,173)	$(365,800)	$(1,129,843)	$(768,273)

Adjustments to reconcile net loss to net cash used by operating activities:
Noncash expenses allocated from Parent	-	365,000	365,000	767,000
Depreciation	21,290	-	5,876	-
Beneficial conversion option on convertible debt	26,506	-	80,494	-
Accretion of debt discount	45,494	-	80,494	-
Stock issued for interest	1,333	-	-	-
Stock based compensation	100,000	-	45,600	-
Changes is assets and liabilities:
Inventory	(76,733)	-	-	-
Advances and deposits	(10,631)	-	(3,050)	-
Accounts Payable	130,822	-	91,847	473
Accrued Liabilities	59,350	800	114,077	800
NET CASH USED IN OPERATING ACTIVITIES	(612,742)	-	(349,505)	-

CASH FLOWS FROM INVESTING ACTIVITIES
Advances to eMod Systems, Inc.	(45,000)	-	(141,750)	-
Cash acquired in acquisition of eMod Systems, Inc.	10,223	-	-	-
Purchase of property and equipment	(21,941)	-	(27,504)	-
NET CASH USED IN INVESTING ACTIVITIES	(56,718)	-	(169,254)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Stock issued for cash	350,000	-	351,500	-
Notes payable issued for cash	272,000	-	215,000	-
NET CASH FROM FINANCING ACTIVITIES	622,000	-	566,500	-

INCREASE (DECREASE) IN CASH	(47,460)	-	47,741	-

CASH - BEGINNING OF PERIOD	47,741	-	-	-
CASH - END OF PERIOD	$281	$-	$47,741	$-

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Common stock issued for conversion of liabilities	$41,333	$13,800	$13,800	$-

The accompanying notes are an integral part of these financial statements.

OXFORD MEDIA CORP
NOTES TO FINANCIAL STATEMENTS
(Information with Respect to June 30, 2005 and to the Six
Months Ended June 30, 2005 and 2004 is Unaudited)

NOTE 1--NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Oxford Media Corp. (“Oxford” or the “Company”) had been a wholly-owned subsidiary of Mergence Corporation (“Mergence”) since the formation of Oxford on October 1, 1999. In August 2004, the Boards of Directors of the Mergence and of Company enter into an agreement to transfer ownership of Oxford to three individuals (the “Buyers”), which included two officers of Mergence. Under the terms of the Agreement, the Buyers exchanged receivables from Mergence in the amount of $108,000 for all of the 1,800,000 outstanding shares of Oxford common stock. As part of the Agreement, Oxford assumed certain liabilities from Mergence totaling $125,319. Further, the Buyers agreed to cause Oxford to issue 800,000 shares of its common stock pro rata to the Mergence shareholders other than the Buyers.

On July 29, 2004, the Board of Directors of the Company agreed to forward split the then outstanding 300 shares of common stock on a 6,000-to-1 basis, which resulted in 1,800,000 shares being outstanding after the stock split. This change has been reflected in the accompanying financial statements on a retroactive basis for all periods.

Business Condition - The accompanying financial statements have been prepared on the basis of the Company continuing as a going concern. The Company has incurred losses from operations from inception totaling $14,982,210 at June 30, 2005and 14,121,036 at December 31, 2004 including allocations from Mergence for operating expenses. The Company suffered negative cash flows from operating activities during the year ended December 31, 2004 and six months ended June 30, 2005. In addition, the Company has a working capital deficiency and a capital deficiency at December 31, 2004 and June 30, 2005. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management’s plans include raising capital following completion of their planned acquisition strategy.. In order to achieve profitable operations, the Company will need to successfully develop the products, marketing, sales and distributions programs necessary to achieve those results.

Nature of Business - Following its recent acquisition of eMod Systems, Inc., as described in Note 2, the Company provides the hardware servers, secure encoding and high quality distribution of digital video content, including free-to-guest video programming, video-on-demand (VOD) and pay-per-view and over existing analog video to the hospitality industry.

Revenue Recognition - Revenue from DVD video encoding, compression and authoring and video-on-demand services is recognized when the product or services complete, the products transmitted or shipped to the customer and accepted by the customer.

Fair Values of Financial Instruments - The amounts reported as notes payable are considered to be reasonable approximations of their fair values. Management estimated the fair value estimates based on their near term nature.

Inventory - Inventory at June 30, 2005 is comprised primarily of hardware digital video-on-demand and DVD Video encoding equipment and is valued at the lower of cost or market. The Company has not deemed an allowance for obsolescence or impairment is appropriate.

Share Based Compensation - The Company accounts for its share-based compensation to non-employees using the fair value method in accordance with SFAS No. 123, Accounting for Stock-Based Compensation. Under SFAS No. 123, stock-based compensation is determined as the fair value of the equity instruments issued. The measurement date for these issuances is the earlier of the date at which a commitment for performance by the recipient to earn the equity instruments is reached or the date at which the recipient's performance is complete. Share-based compensation to non-employees totaled $100,000 and $45,600 for the six-months ended June 30, 2004 and for the year ended December 31, 2004, respectively.

OXFORD MEDIA CORP
NOTES TO FINANCIAL STATEMENTS
(Information with Respect to June 30, 2005 and to the Six
Months Ended June 30, 2005 and 2004 is Unaudited)

Basic and Diluted Loss Per Common Share - Basic income loss per common share is computed by dividing the loss by the weighted-average number of common shares outstanding during the period. At December 31, 2004 and June 30, 2005 potentially dilutive common shares totaling 975,000 shares and 1,362,500 shares were excluded from the calculations of diluted loss per common share because their effect would have been anti-dilutive.

Property And Long-Lived Assets - Property and long-lived assets are reviewed for impairment yearly. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount that the carrying amount of the assets exceed the fair value of the assets.

Interim Financial Statements - The unaudited interim financial statements as of June 30, 2005 and for the six months ended June 30, 2005 and 2004 included herein, have been prepared by the Company, without audit and, in the opinion of management, reflect all adjustments (consisting of only normal recurring adjustments) which are necessary for a fair presentation. The results of operations for the six months ended June 30, 2005 are not necessarily indicative of the results for the full year ending December 31, 2005.

New Accounting Standards - In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123 (revised 2004), Share-Based Payment. SFAS No. 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. The cost will be measured based on the fair value of the instruments issued. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. SFAS No. 123(R) replaces SFAS No. 123 and supersedes APB Opinion No. 25. As originally issued in 1995, SFAS No. 123 established as preferable the fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. The Company will be required to apply SFAS No. 123(R) as of the first interim reporting period that begins after June 15, 2005, and plans to adopt it using the modified-prospective method, effective July 1, 2005. Because the Company has no outstanding employee stock options, the adoption for SFAS No. 123(R) will not have a material impact on its financial statements.

In December 2004, the FASB issued SFAS Statement No. 153, “Exchanges of Non-monetary Assets—an amendment of APB Opinion No. 29.” This Statement amends APB Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The statement will be effective in January 2006. The Company does not expect that the adoption of SFAS No. 153 will have a material impact on its financial statements.

NOTE 2 - ACQUISITION

The Board of Directors and the major shareholders of Oxford have entered into a plan of reorganization where by Oxford determined to enter into business combinations with eMod Systems, Inc., Creative Business Concepts, Inc. and other entities. Although the related transactions occurred at various dates and are disclosed separately, they were contemplated as part of the same overall reorganization.

eMod Acquisition - Effective March 31, 2005, Oxford acquired all of the outstanding common stock of eMod Systems, Inc. (“eMod”) in exchange for the issuance of 1,400,000 common shares to the eMod shareholders. The 1,400,000 common shares were valued at $1,400,000, or $1.00 per share, based on cash offering price common shares were being offered in a private placement offering of Oxford common stock. Prior to the acquisition, the Company advanced $186,750 to eMod, which was converted to investment in eMod immediately after the acquisition. The acquisition of eMod was recognized as a business combination with Oxford being the acquirer. The purchase price was allocated to eMod’s assets and liabilities based on their fair values with the excess purchase price allocated to the equipment and software technology based on their relative fair values. The purchase price was allocated to the assets acquired and the liabilities assumed as follows:

OXFORD MEDIA CORP
NOTES TO FINANCIAL STATEMENTS
(Information with Respect to June 30, 2005 and to the Six
Months Ended June 30, 2005 and 2004 is Unaudited)

Assets
Cash	$10,223
Equipment	75,441
Software technology	1,596,640
Total Assets	1,682,304

Liabilities
Accounts payable and accrued expenses	3,688
Notes payable to eMod shareholders	91,866
Advance from Oxford	186,750
Total Liabilities	282,304
Net Assets	$1,400,000

The software technology includes the encoding and necessary to encode deliver and monitor its VOD systems and has an estimated useful life of two years. It is being amortized based on the number of installations of the Company’s VOD digital system, at a rate of approximately $3,200 per installation.

NOTE 3 - NOTES PAYABLE

On October 11, 2004 the Company issued $40,000 in convertible notes payable under terms established July 1, 2004, to outside consultants. Interest accrues on the note from October 11, 2004 at an annual rate of 8 percent. The note was due, together with accrued but unpaid interest, on March 31, 2005 if not converted sooner. Principal amount of the notes was convertible at the option of the holder into shares of common stock at a rate of $0.25 per share through March 31, 2005. During February 2005 the holders converted the notes, plus accrued interest and the Company issued 165,336 common shares.

On November 22, 2004 the Company issued $175,000 in convertible notes payable to an investor. Interest accrues on the note at an annual rate of 8% and is due, together with accrued but unpaid interest on November 22, 2005 if not converted sooner. Principal amount of the notes are convertible together with accrued but unpaid interest at the option of the holder into shares of common stock at a rate of $1.00 per share through November 22, 2005. The Company also issued warrants to the investor to purchase 175,000 shares of its common stock at an exercise price of $1.00 per common share and expiring two years after the Company obtains the effectiveness of a registration statement which registers the shares issuable under the warrants.

The Company estimated the fair value of the warrants to be $149,055 on the date they were issued based upon the Black-Scholes option pricing model with the following assumptions: estimated volatility of 175%; risk free interest rate of 4%; estimated life of 2.6 years. The Company has allocated the proceeds from the issuance of the notes and warrants based upon their relative fair values, with $80,494 allocated to the warrants, $14,011 allocated to the note payable, and $80,494 to a beneficial conversion option. The amounts allocated to the Warrants and the beneficial conversion option resulted in a discount on the note payable that was recognized immediately as $160,969 in interest expense.

On April 15, 2005 the company received $72,000 in cash proceeds under the terms of a note payable carrying an annual interest rate of 8% and for which interest and principal is due May 30, 2005. The note was issued together with warrants to purchase 75,000 shares of the Company’s common stock exercisable at $1.00 per share through June 15, 2008.

OXFORD MEDIA CORP
NOTES TO FINANCIAL STATEMENTS
(Information with Respect to June 30, 2005 and to the Six
Months Ended June 30, 2005 and 2004 is Unaudited)

The Company estimated the fair value of the warrants on the date issued to be $234,000 based upon the Black-Scholes option pricing model with the following assumptions: estimated volatility of 175%; risk free interest rate of 4%; an estimated life of three years.  The Company allocated the proceeds received to the note payable and to the warrants based upon their relative fair values, $0 to the note and $45,494 to the warrants and $26,506 to a beneficial conversion option. The allocation resulted in a debt discount of $72,000 for which interest expense is being recognized over the term of the note. The Company recognized $0 and $72,000 interest expense for the accretion of the discount for the year ended December 31, 2004 and for the six months ended June 30, 2005, respectively.

During June 2005, certain shareholders of BEAI, an acquisition target of the Company as described in Note 7, advanced $200,000 cash to the Company. There are no repayment terms or interest required with the advance. There are no unstated rights or privileges in connection with the advance.

NOTE 4 - STOCKHOLDERS' EQUITY

On February 22, 2004, the Company amended its Certificate of Incorporation authorizing 1,000,000 shares of $0.01 par value Preferred Stock and increased its authorized number of its $0.01 par value Common Stock to 50,000,000 shares. On July 29, 2004, the Board of Directors of the Company agreed to forward split the then outstanding 300 shares of common stock 6,000 to 1 to change the issued and outstanding stock of the Company to 1,800,000 shares. The accompanying financial statements have been restated for the effects of this change on a retroactive basis for all periods presented.

Between September 9, 2004 and December 31, 2004, the Company issued 360,000 shares of common stock to investors for cash proceeds of $360,000, or $1.00 per share. All shares were sold as part of a separate private offering of shares for which the Company also issued 25,000 common shares as a finder’s fee.

During January and February 2005, the Company issued 105,000 shares of common stock to investors for cash proceeds of $105,000, or $1.00 per share under a continuing private placement for which the Company also issued 8,000 common shares as a finder’s fee.

During January, the Company issued 100,000 common shares for services valued at $100,000 under the terms of a public relations consulting agreement. The value of the services was based upon the value for which the Company had sold common shares for cash in recent private placements.

During April through June 2005, the Company issued 137,500 units under the terms of a private placement offering, each unit consisting of one share of common stock and one warrant to purchase common stock at $3.00 per share per unit, for aggregate proceeds of $245,000 cash, or $2.00 per unit, net of finder’s fee of $30,000. The warrants issued expire in three years and have an estimated fair value of $234,001 based upon the Black-Scholes option pricing model with the following assumptions: estimated future volatility of 175%; risk free interest rate of 4%; estimated life of 3 years.

NOTE 5 - INCOME TAXES

There was no provision for, or benefit from, income taxes for any period presented. The components of the net deferred tax asset as of December 31, 2004 and 2003 were as follows:

December 31,	2004	2004
Operating loss carry forwards	$957,067	$612,595
Valuation allowance	(957,067)	(612,595)
Net Deferred Tax Asset	$-	$-

For income tax reporting purposes, the Company has net operating loss carry forwards in the amount of approximately $2,565,630 at December 31, 2004 that will expire beginning in the year 2012 through 2024. The valuation allowance increased by $344,472 and $42,798 during the years ended December 31, 2004 and 2003, respectively.

The following is a reconciliation of the tax benefit that would result from applying the federal statutory tax rate to pretax loss with the provision for income taxes for the years ended December 31, 2004:

OXFORD MEDIA CORP
NOTES TO FINANCIAL STATEMENTS
(Information with Respect to June 30, 2005 and to the Six
Months Ended June 30, 2005 and 2004 is Unaudited)

For the year ended December 31,	2004
Tax at statutory rate (34%)	$(384,147)
Non-deductible expenses	77,080
Change in valuation allowance	344,472
State tax benefit, net of federal tax effect	(37,405)
Provision for Income Taxes	$-

NOTE 6 - OPERATING EXPENSE ALLOCATION

Oxford’s parent, Mergence Corporation, had sustained substantial operating losses since the acquisition of the Company. These losses have been allocated equally between Mergence and its two wholly owned subsidiaries. The amounts allocated for the years ended December 31, 2004 and 2003 were $365,000 and $ 767,000, respectively, and the total allocation since inception amounted to approximately $12,567,000, which is included in accumulated deficit in the accompanying financial statements. Amounts allocated were accounted for as noncash capital contributions to the Company from Mergence. Mergence charged no interest on balances for the allocation or intercompany accounts, but the allocation for operating expenses included a pro-rata cost for the interest incurred by Mergence.

NOTE 7 - SUBSEQUENT EVENTS (UNAUDITED)

On June 29, 2005 the Becoming Art, Inc., (“BEAI”), a publicly traded company with no operations, acquired all of the issued and outstanding Oxford common stock by issuing 5,090,836 shares of BEAI common stock to Oxford’s former shareholders including 1,400,000 to eMod’s former shareholders. Effective July 6, 2005, BEAI acquired all of the common stock of Creative Business Concepts, Inc., (“Creative”) through the issuance of 5,192,500 shares of its common stock. Through the exchanges, both Oxford and Creative have become wholly-owned subsidiaries of BEAI, which changed its name on July 29, 2005 to Oxford Media, Inc.

OXFORD MEDIA, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

On March 31, 2005, the principal shareholders of Oxford Media Corp., Creative Business Concepts, Inc. and eMod Systems, Inc. entered into an Agreement to combine their companies into Becoming Art, Inc., a publicly-held shell company. To accomplish this restructuring, the following transactions occurred:

•
Certain shareholders of Becoming Art, Inc. surrendered 6,425,000 shares of its common stock which were cancelled. Immediately following the cancellation, Becoming Art, Inc. had 3,459,550 shares of common stock outstanding, including 575,000 acquired by shareholders of Oxford Media Corp and Creative Business Concepts and 2,884,550 shares of Becoming Art, Inc. which remained unchanged.

•
On March 31, 2005, Oxford Media Corp. acquired all of the outstanding common stock of eMod Systems, Inc. On June 29, 2005, Becoming Art, Inc. issued 5,090,836 shares of its common stock to the shareholders of Oxford Media Corp., including 1,400,000 shares to the former eMod Systems, Inc. shareholders, and assumed an obligation to issue 800,000 shares of common stock to certain shareholders of the former parent corporation of Oxford Media Corp., in exchange for all of the outstanding common stock of Oxford Media Corp.

•
On July 26, 2005, Becoming Art, Inc. issued 5,192,500 shares of its common stock to the shareholders of Creative Business Concepts, Inc. in exchange for all of the outstanding common stock of Creative Business Concepts, Inc.

•	On July 29, 2005, a majority of the shareholders of Becoming Art, Inc. changed its name to Oxford Media, Inc.

The shareholders and management of Creative Business Concepts, Inc. received a majority of the voting rights, a majority of the seats on the board of directors and control of the senior management positions of the combined entity. Accordingly, Creative Business Concepts, Inc. was determined to be the acquiring entity for financial reporting purposes. In accordance with financial accounting standards, Oxford Media Corp., eMod Systems, Inc. and Becoming Art, Inc. did not constitute businesses; therefore, their acquisitions were recognized as nonmonetary transactions valued at the fair value of the net assets acquired.

The following unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2004 and for the nine months ended September 30, 2005 present the effects of the transactions as if they occurred as of January 1, 2004 and January 1, 2005, respectively.  The pro forma results of operations are presented for information purposes only, and do not reflect the actual results of operations that would have occurred nor is it necessarily indicative of future results to be expected of the combined enterprise.

OXFORD MEDIA INC.
UNAUDTED PRO FORMA STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005
(In thousands, except share and per share information)

	Creative Business	(Formerly Becoming Art, Inc.) Oxford Media,	Oxford Media	ProForma	Pro Forma
	Concepts, Inc.	Inc.	Corp	Adjustments	Results
				(B)
Revenues	$4,079		$-		$4,079
Cost of sales	2,835		-		2,835
Gross Profit	1,244		-		-
Operating Expenses	3,612	14	829	57	4,512
Operating Loss	(2,368)	(14)	(829)	(57)	(886)
Other Income (Expense)
Interest	(589)	-	(80)	-	(669)
Taxes	-	-	(1)	(1)	(2)
Net Loss	$(2,957)	$(14)	$(910)	$(58)	$(3,939)
Per share data
Basic net loss available to common shareholders	$(0.44)				$(0.23)
Basic weighted average shares outstanding	8,665,904			8,428,600	17,094,504

OXFORD MEDIA INC.
UNAUDTED PRO FORMA STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004
(In thousands, except share and per share information)

		(Formerly Becoming Art, Inc.)
	Creative Business	Oxford Media,	Oxford Media	ProForma	Pro Forma
	Concepts	Inc.	Corp.	Adjustments	Results
				(B)
Revenues	$4,995	$-	$-	$9	$5,004
Cost of sales	3,583	-	-	5	3,588
Gross Profit	1,412	-	-	4	1,416
Operating Expenses	1,888	13	967	235	3,103
Operating Profit	(476)	(13)	(967)	(231)	(1,687)
Other Income (Expense)
Interest	(114)	-	(163)	-	(277)
Taxes	-	-	-	-	-
Net Income (Loss)	$(590)	$(13)	$(1,130)	$(231)	$(1,964)
Per share data
Basic net loss per share	$(0.12)				$(0.14)

Basic weighted average shares outstanding	5,009,615			8,593,271	13,602,886

The accompanying notes are an integral part of these unaudited pro forma financial statements

OXFORD MEDIA, INC.

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

(A)
To reflect Creative Business Concepts, Inc. as the acquirer using Creative Business Concepts, Inc. historic financial statements. The transaction was valued at the historical values of Oxford Media, Inc. and Oxford Media Corp. because they were development stage companies.

(B)
To treat the acquisition of Oxford Media Corp and Oxford Media, Inc. and eMod Systems, Inc. (“eMod’), which was previously acquired by Oxford Media Corp, as if the acquisitions had occurred on January 1, 2004. eMod was a development stage company and was acquired by Oxford Media Corp. on March 31, 2005. The eMod operations are not material for separate presentation.

Changes In and Disagreements with Accountants

On October 17, 2005, we dismissed Dale Matheson Carr-Hilton LaBonte as our principal accountant. We then engaged Hansen, Barnett & Maxwell as our principal accountants effective October 18, 2005. The decision to change accountants has been approved by our board of directors.  There was no disagreement with our former accountants. Hansen, Barnett & Maxwell have been engaged as the independent auditors for our two subsidiaries, Oxford Media Corp. and Creative Business Concepts, Inc. We did not consult with Hansen on any matters prior to retaining the firm as our principal accountants.

The former Accountant's report dated January 31, 2005 on our balance sheets as of November 30, 2004 and 2003 and the statements of operations, stockholders' equity and cash flows for the year ended November 30, 2004, the period from October 13, 2003 (inception) to November 30, 2003 and the period from October 13, 2003 (inception) to November 30, 2004, did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

In connection with the audited balance sheets as of November 30, 2004 and 2003 and the statements of operations, stockholders' equity and cash flows for the year ended November 30, 2004, the period from October 13, 2003 (inception) to November 30, 2003 and the period from October 13, 2003 (inception) to November 30, 2004, there were no disagreements with the former Accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to the satisfaction of the former Accountant would have caused them to make reference thereto in their report on the financial statements for such periods.

In connection with the audited balance sheets as of as of November 30, 2004 and 2003 and the statements of operations, stockholders' equity and cash flows for the year ended November 30, 2004, the period from October 13, 2003 (inception) to November 30, 2003 and the period from October 13, 2003 (inception) to November 30, 2004, and the subsequent reviews of interim periods through October 17, 2005, the former Accountant did not advise us with respect to any of the matters described in paragraphs (a)(1)(iv)(B) of Item 304 of Regulation S-B.

Available Information

We have filed a registration statement on form SB-2 under the Securities Act of 1933 with the Securities and Exchange Commission with respect to the shares of our common stock offered through this prospectus. This prospectus is filed as a part of that registration statement, but does not contain all of the information contained in the registration statement and exhibits. Statements made in the registration statement are summaries of the material terms of the referenced contracts, agreements or documents of the company. We refer you to our registration statement and each exhibit attached to it for a more detailed description of matters involving the company, and the statements we have made in this prospectus are qualified in their entirety by reference to these additional materials. You may inspect the registration statement, exhibits and schedules filed with the Securities and Exchange Commission at the Commission's principal office in Washington, D.C.

Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Please Call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Securities and Exchange Commission also maintains a web site at http://www.sec.gov that contains reports, proxy Statements and information regarding registrants that files electronically with the Commission. Our registration statement and the referenced exhibits can also be found on this site.

If we are not required to provide an annual report to our security holders, we intend to still voluntarily do so when otherwise due, and will attach audited financial statements with such report.

Any statement contained in a document incorporated or considered to be incorporated by reference in this prospectus shall be considered to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that is or is considered to be incorporated by reference modifies or supersedes that statement. Any statement that is modified or superseded shall not, except as so modified or superseded, constitute a part of this prospectus.